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Exhibit 99.1

DragonWave Inc.
Management Proxy Circular
May 13, 2011

DRAGONWAVE INC.

MANAGEMENT PROXY CIRCULAR

This Management Proxy Circular (this "Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of DRAGONWAVE INC. ("DragonWave", "we", "us", "our" or the "Corporation") for use at the annual meeting of the shareholders of the Corporation (the "Meeting") to be held on Tuesday, the 14th day of June, 2011 at the hour of 10:00 a.m. (EDT) at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, and at any adjournment(s) or postponement(s) thereof, for the purposes set forth in the Notice of Meeting.

All information in this Circular is presented as at May 13, 2011 unless otherwise indicated.

QUESTIONS AND ANSWERS ABOUT THE MEETING

The following are questions that you may have regarding the Meeting. These questions and answers are not meant to be a substitute for the information contained in the remainder of this Circular. You are urged to read this entire Circular, its schedule and the documents referred to in this Circular before making any decisions.

Q1.  What am I voting on?

A1. You are being asked to vote on the following:

  •
  the election of seven (7) directors to the board of directors of DragonWave (the "Board" or "Board of Directors") for the ensuing year; and
  •
  the reappointment of Ernst & Young LLP as DragonWave's auditors for the ensuing year at remuneration to be fixed by the Board.

In addition, you may be asked to vote in respect of any other matters that may be properly brought before the Meeting. As of the date of this Circular, management is not aware of any such other matters.

In accordance with applicable law, the financial statements of the Corporation as at February 28, 2011 and the report of the auditors thereon will not be voted on at the Meeting.

Q2.  Who are management's director nominees?

A2. DragonWave's management has nominated the following persons for election as directors: Gerry Spencer (Chair), Peter Allen, Jean-Paul Cossart, Russell Frederick, Claude Haw, Thomas Manley and Sir Terence Matthews.

For more information on management's proposed nominees, see "Election of Directors" in this Circular.

Q3.  How does DragonWave's Board recommend that I vote?

A3. DragonWave's directors unanimously recommend that you VOTE FOR all of management's resolutions, as set out in this Circular.

Q4.  Who is soliciting my proxy?

A4. Management of DragonWave is soliciting your proxy for use at the Meeting. The solicitation of proxies for the Meeting will be made primarily by mail, and may be supplemented by telephone or other personal contact by the directors or officers of DragonWave or agents of DragonWave retained to assist in the solicitation of proxies. All costs of the solicitation of proxies by management of the Corporation, including the costs of any proxy solicitation agent that is retained by the Corporation, will be borne by the Corporation.

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

Q5.  Where and when is the Meeting?

A5. The Meeting will take place at The Marshes Golf Club located at 320 Terry Fox Drive, Ottawa, Ontario, on Tuesday, June 14, 2011 at 10:00 a.m. (EDT).

You may listen to the Meeting via telephone by dialing-in using one of the following numbers: (877) 312-9202 for shareholders in Canada and the United States, or (408) 774-4000 for shareholders outside of Canada and the United States. You may also listen to the Meeting and view the slides that will be presented at the Meeting by visiting the following website: http://investor.dragonwaveinc.com/events.cfm. You will not be able to vote by dialing-in — for voting information see Q9 and Q10 below.

Q6.  What is a quorum?

A6. The presence at the Meeting in person or by proxy of holders of at least twenty-five percent (25%) of the outstanding common shares in the capital of the Corporation (the "Common Shares") will constitute a quorum. A quorum must be met in order to hold the Meeting and transact any business, including voting on proposals. Proxies marked as abstaining on any matter to be acted upon by shareholders and "broker non-votes", as described below, will be treated as present for purposes of determining if a quorum is present at the Meeting.

Q7.  What are broker non-votes?

A7. Broker non-votes are shares held by U.S. brokers that do not have discretionary authority to vote on a resolution and have not received voting instructions from their clients. If you use a U.S.-based broker, and your broker holds your shares in its name (referred to as "street name") and you do not instruct your broker how to vote, your broker will not have discretion to vote your shares on the election of directors, but will have the discretion to vote your shares on the resolution regarding reappointment of Ernst & Young LLP as the Corporation's auditors. Broker non-votes will be counted as shares present for the purpose of determining the presence of a quorum at the Meeting. We encourage you to provide instructions to your broker regarding the voting of your shares.

Q8.  Who can vote at the Meeting?

A8. Each shareholder is entitled to one vote for each common share of DragonWave registered in his or her name as of 5:00 p.m. (EDT) on May 13, 2011, the record date of the Meeting (the "Record Date") for the purpose of determining holders of Common Shares entitled to receive notice of, attend and vote at the Meeting or any adjournment(s) or postponement(s) of the Meeting.

As of May 13, 2011, 35,430,542 Common Shares were issued and outstanding and entitled to be voted at the Meeting.

Q9.  How do I vote if I am a REGISTERED shareholder?

A9. You may exercise your right to vote by attending and voting your Common Shares in person at the Meeting or by voting using any of the outlined methods on the form of proxy. Whether or not you plan to attend the Meeting you are encouraged to vote. If you have previously submitted a proxy and wish to vote at the Meeting, upon arriving at the Meeting, report to the desk of the Corporation's registrar and transfer agent, Computershare Investor Services Inc. (the "Transfer Agent"), to sign in and revoke any proxy previously submitted by you. Your participation in person in a vote at the Meeting will automatically revoke any proxy previously given.

To vote in person, you must be a registered shareholder. If your name appears on your share certificate, you are a registered shareholder. Registered shareholders who attend the Meeting are entitled to cast one vote for each DragonWave common share held by them as of the Record Date.

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

To vote by proxy, you must vote (i) by telephone, (ii) on the Internet, (iii) by mail, or (iv) by appointing another person to go to the meeting and vote your Common Shares for you. If you vote by proxy, your proxy form must be received by the Transfer Agent no later than 10:00 a.m. (EDT) on June 10, 2011. The Board of Directors has fixed 10:00 a.m. (EDT) on June 10, 2011, or 48 hours (excluding Saturdays, Sundays, and holidays) before the reconvening of the Meeting following an adjournment or the date of any postponed Meeting, as the time before which proxies to be used or acted upon at the Meeting, or any adjournment or postponement thereof, shall be deposited with the Transfer Agent, unless otherwise determined by the Chairman of the Meeting in his sole discretion.

To vote by telephone, call 1-866-732-8683 (toll free in Canada and the United States) or 312-588-4290 (International direct dial) from a touch-tone phone and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote on the Internet, go to the Transfer Agent's website at www.investorvote.com and follow the instructions. You will need your 15-digit control number. You will find this number on the information sheet attached to your proxy form.

To vote by mail, send your proxy to the Transfer Agent in the enclosed envelope (postage paid for shareholders in Canada and the United States). You may also vote by delivering your proxy by hand to the Transfer Agent at: Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, Attention: Proxy Department.

To appoint another person to go to the Meeting and vote your shares for you, this person does not have to be a shareholder. Strike out the names that are printed on the form of proxy delivered to you and write the name of the person you are appointing in the space provided. Complete your voting instructions, date and sign the form and return it to the Transfer Agent as instructed. Make sure the person you appoint is aware that he or she has been appointed and attends the Meeting. At the Meeting, he or she should speak to a representative of the Transfer Agent upon arriving at the Meeting.

Q10.  How do I vote if I am a NON-REGISTERED shareholder?

A10. If you are a non-registered shareholder, you should receive a voting instruction form with this Circular. Non-registered shareholders hold their Common Shares through intermediaries, such as banks, trust companies, securities dealers or brokers. If you are a non-registered shareholder, the intermediary holding your DragonWave shares may provide you with a signed form of proxy, in place of a voting instruction form, which you must complete by using one of the methods outlined in that form. The voting instruction form or the signed form of proxy provided by your intermediary will constitute voting instructions that the intermediary must follow and should be returned in accordance with the instructions set out in the applicable form to ensure your vote is counted at the Meeting. Your voting instruction form will allow you to provide your voting instructions (i) by telephone, (ii) on the Internet, or (iii) by mail.

To vote by telephone, call 1-800-474-7493 from a touch-tone phone and follow the instructions. You will need your control number. You will find this number on your voting instruction form.

To vote on the Internet, go to www.proxyvote.com and follow the instructions. You will need your control number. You will find this number on your voting instruction form.

To vote by mail, return your completed voting instruction form in the prepaid business reply envelope provided.

If, as a non-registered shareholder, you wish to attend the Meeting and vote your Common Shares in person, or have another person attend and vote your Common Shares on your behalf, you should fill out your own name, or the name of your appointee, in the space provided in the voting instruction form or the signed form of proxy. An intermediary's signed form of proxy will likely provide corresponding instructions to cast your vote in person. In

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

either case, you should carefully read the instructions provided by the intermediary and contact the intermediary promptly if you need assistance.

A non-registered shareholder may revoke a proxy or voting instructions which have been previously given to an intermediary by written notice to the intermediary. In order to ensure that the intermediary acts upon a revocation, the written notice of revocation should be received by the intermediary well in advance of the Meeting.

Q11.  What does it mean to appoint a proxyholder?

A11. Your proxyholder is the person that you appoint to cast your votes for you. Signing the form of proxy appoints Gerry Spencer, the Chair of the Board, or failing him, Peter Allen, the Chief Executive Officer of the Corporation, or failing him, Russell Frederick, the Chief Financial Officer of the Corporation, as your proxyholder to vote your Common Shares at the Meeting. You can choose anyone you want to be a proxyholder. A shareholder has the right to appoint a proxyholder (who is not required to be a shareholder) other than any person or company designated in the proxy, to attend and act on such shareholder's behalf at the Meeting, either by inserting such other desired proxyholder's name in the blank space provided on the proxy and deleting the names thereon, or by substituting another proper form of proxy. If you write the name of another person in the form of proxy, please ensure that the person that you have appointed will be attending the Meeting and is aware that he or she will be voting your Common Shares. If the proxyholder does not attend the Meeting, those votes will not be counted. Proxyholders should speak to a representative of the Transfer Agent upon arriving at the Meeting.

If you sign the form of proxy but leave the space blank, Gerry Spencer, Peter Allen or Russell Frederick will be authorized to act and vote for you at the Meeting. The form of proxy confers discretionary authority upon the proxyholder(s) named therein with respect to amendments or variations of matters identified in the Notice of Meeting or any adjournment or postponement of the Meeting or other matters which may properly come before the Meeting or any adjournment or postponement of the Meeting. As of the date of this Circular, management of the Corporation knows of no amendment or variation of the matters referred to in the Notice of Meeting or other business that will be presented to the Meeting.

Q12.  How will my shares be voted if I give my proxy?

A12. On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the proxy form how you want to vote on a particular issue (by marking VOTE FOR, WITHHOLD FROM VOTING or VOTE AGAINST, as applicable), then your proxyholder must vote your Common Shares accordingly.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit. Unless otherwise specified, the proxyholders designated by management on the form of proxy shall vote your Common Shares as follows:

  FOR the election as directors of the proposed nominees whose names are set out in this Circular; and

  FOR the reappointment of Ernst & Young LLP as auditors of the Corporation at remuneration to be fixed by the Board.

IN THE ABSENCE OF INSTRUCTIONS, THE DRAGONWAVE COMMON SHARES REPRESENTED BY A PROPERLY COMPLETED FORM OF PROXY WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S DIRECTOR NOMINEES AND THE REAPPOINTMENT OF AUDITORS AS INDICATED IN THIS CIRCULAR.

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

Q13.  How do I revoke a proxy?

A13. In addition to revocation in any other manner permitted by law, a shareholder may revoke a proxy under subsection 148(4) of the Canada Business Corporations Act (the "CBCA") by depositing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing (or if the shareholder is a corporation, by an authorized officer or attorney of the corporation authorized in writing), either at DragonWave's registered office (located at 411 Legget Drive, Suite 600, Ottawa, Ontario, Canada, K2K 3C9) at any time up to and including the close of business on the last business day preceding the day of the Meeting, or any adjournment or postponement of the Meeting, at which such proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting. Upon either of such deposits the proxy will be revoked. If the instrument of revocation is deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement of the Meeting, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to such form of proxy.

Q14.  Who can help answer my other questions?

A14. If you have any additional questions about the Meeting, including the procedures for voting your Common Shares, or you would like additional copies, without charge, of this Circular, you should contact the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9, 613-599-9991. If your broker holds your Common Shares, you may also call your broker for additional information.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Common Shares are the only class of shares of the Corporation authorized and, therefore, the only shares eligible to vote at the Meeting. As of the date of this Circular there are 35,430,542 Common Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of the Record Date and the date of this Circular, no person or Corporation beneficially owns, or controls or directs, directly or indirectly, Common Shares carrying more than 10% of the votes attached to the outstanding Common Shares.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for the year ended February 28, 2011, and the accompanying auditors' report will be presented to the Meeting, in accordance with the provisions of the CBCA. Such financial statements and auditors' report were mailed, together with management's discussion and analysis for the year ended February 28, 2011, to shareholders together with this Circular. In accordance with the provisions of the CBCA, the audited consolidated financial statements and the auditors' report thereon will not be voted on at the Meeting.

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

ELECTION OF DIRECTORS

The number of directors to be elected at the Meeting is seven. Each of the nominees listed below was elected as a director of the Corporation at the Corporation's previous annual meeting of shareholders. Directors are elected to serve until the next annual meeting of shareholders of DragonWave or until their successors are elected or appointed. The names of the proposed nominees for election as directors, together with details of their backgrounds and experience can be found below under "Information about DragonWave's Director Nominees".

UNLESS OTHERWISE INSTRUCTED, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE FOR THE ELECTION OF EACH OF THE DIRECTORS WHOSE NAMES ARE SET FORTH ON THE FOLLOWING PAGES. IF, FOR ANY REASON, AT THE TIME OF THE MEETING ANY OF THE NOMINEES IS UNABLE TO SERVE, AND UNLESS OTHERWISE SPECIFIED IN THE SIGNED PROXY, THE PERSONS DESIGNATED IN THE FORM OF PROXY WILL VOTE IN THEIR DISCRETION FOR A SUBSTITUTE NOMINEE OR NOMINEES.

Information about DragonWave's Director Nominees

The articles of the Corporation (the "Articles") provide that the Board shall consist of not less than one (1) and not more than ten (10) directors. Notwithstanding the Articles, the CBCA requires the Corporation to have a minimum of three directors. The number of directors within the range prescribed by the Articles and the CBCA is determined, in accordance with the Corporation's by-laws and organizational resolutions, by a resolution of the Board. In accordance with the Articles and the CBCA, the Board may, without shareholder approval, appoint up to two directors to hold office until the next annual meeting of shareholders.

The following tables set out, among other things, the name of each person proposed to be nominated for election, as well as other pertinent information, including principal occupation or employment, all major positions and offices presently held in the Corporation, the year first elected a director of the Corporation (if applicable), the number of Common Shares and options to purchase Common Shares beneficially owned, or controlled or directed, directly or indirectly, by such person as of May 10, 2011, biographical information of each nominee, any Board committee memberships of each nominee, a record for attendance of Board and committee meetings for the fiscal year ended February 28, 2011, and information regarding directorships on other public boards of directors. For additional information see also "Compensation of Directors".

All dollars figures are represented below in US dollars ("USD"). For payments or income earned in foreign currencies, the rates used to translate are the average rate for the 2011 fiscal year: Canadian dollars to USD is 0.9721 (1.0287); Euros to USD is 1.319 (0.759); Great Britain pounds sterling to USD is 1.545 (0.647).

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

Gerry Spencer (Chair), Kingswood, Surrey, U.K. Common Shares: Nil Options: 10,860 Board details: • Director since 2006 • Independent	Gerry Spencer retired as a Senior Vice President of BT plc (British Telecommunications plc) in late 2000 after a career of nearly 30 years in finance, product management, marketing, sales and business development. During his later years with BT, he served on the board of BT Global Services, with particular responsibility for International Wholesale and Marketing. Since retiring, Mr. Spencer has fulfilled consulting advisory and board roles in various fields, including international wholesale strategy and profitability, local networking, network equipment supply and business customer equipment and applications. Mr. Spencer is a graduate of Cambridge University in the United Kingdom.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	10/12	15/17	88%	Year Ended	Amount
Compensation Committee	3/3			February 28, 2011	$99,492
Nominating and Governance Committee (Chair)	2/2

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

AT Communications Group plc	July, 2005 - April, 2009	Chairman of the Board, Audit Committee, Remuneration Committee	Nil
Redstone plc	November, 2005 - June, 2008

Peter Allen, Ottawa, Ontario, Canada President and CEO, DragonWave Common Shares: 447,326 Options: 203,000 Board details: • Director since 2004 • Not Independent (President and CEO of DragonWave)	Prior to joining DragonWave in 2004, Peter Allen was President and CEO of Innovance Inc. ("Innovance"), a private reconfigurable optical networking company. Prior to 2000, Peter was the Vice President of Business Development for the Optical Networks Division of Nortel Networks Limited ("Nortel"), holding leadership responsibility for Nortel's optical components business as well as business development responsibility for system activities. At Nortel, Peter led a 5,000-employee global operation spanning R&D, manufacturing and sales and marketing. Peter has also held managerial positions at Ford Motor and Rothmans International plc, and has lived and worked in North America, Europe and Africa.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation(1)

Board	12/12	12/12	100%	Year Ended	Amount
				February 28, 2011	$513,423

Public Board Membership During Last Five Years	Public Board Committee Memberships	Public Board Interlocks

Nil

(1)
Includes executive compensation. Mr. Allen is not separately compensated for acting as a director. See "Summary Compensation Table" for further details with respect to Mr. Allen's compensation.

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

Jean-Paul Cossart, Versailles, France Common Shares: Nil Options: 31,809 Board details: • Director since 2009 • Independent	Jean-Paul Cossart is an Associate Director of Infoteria of France, a company that provides technological coaching. He has held this position since 2004. Prior to this Mr. Cossart was Vice President Strategy and Marketing of Cofratel since 2002, a company that provides PBX and LAN integration for the enterprise market and was a subsidiary of France Telecom. Mr. Cossart also held several positions at Alcatel-CIT (Paris, France). Mr. Cossart's experience has spanned service provider, corporate and consumer markets; telephony, data/internet and broadcast services; and international development, global sales and marketing. He is also a member of the executive committee of the French chapter of the Institute of Directors, United Kingdom. Mr. Cossart is also on the board of directors of Mitel Networks Corporation. Mr. Cossart holds an electronic engineering degree from Supélec (Ecole Supérieure d'Electricité) in Paris, France.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	10/12	16/19	84%	Year Ended	Amount
Audit Committee	4/4			February 28, 2011	$55,758
Compensation Committee	2/3

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Mitel Networks Corporation	October 23, 2007 - Present	Audit Committee, Nominating and Corporate Governance Committee	Terence Matthews sits on the board of Mitel Networks Corporation

Russell Frederick, Ottawa, Ontario, Canada Common Shares: 75,652 Options: 115,000 Board details: • Director since 2007 • Not Independent (Chief Financial Officer of DragonWave)	Prior to joining DragonWave in 2004, Russell Frederick was the Chief Operating Officer and Chief Financial Officer of Wavesat Wireless Inc. ("Wavesat"), between 2000 and 2003. Prior to Wavesat, Russell was the Chief Financial Officer of PRIOR Data Sciences Ltd. ("PRIOR"), from 1994 to 2000, where he played a key role in the management buy-out and subsequent sale of the company. Prior to his time with PRIOR, Russell was employed with Digital Equipment of Canada Ltd. in various financial roles. Russell holds a master of business administration degree in finance, as well as a bachelor of science degree from McMaster University in Hamilton, Ontario, Canada.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation(1)

Board	12/12	12/12	100%	Year Ended	Amount
				February 28, 2011	$313,254

Public Board Membership During Last Five Years	Public Board Committee Memberships	Public Board Interlocks

Nil

(1)
Includes executive compensation. Mr. Frederick is not separately compensated for acting as a director. See "Summary Compensation Table" for further details with respect to Mr. Frederick's compensation.

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

Claude Haw, Ottawa, Ontario, Canada Common Shares: Nil Options: 55,777 Board details: • Director since 2003 • Independent	Claude Haw is President, Chief Executive Officer and a board member of the Ottawa Centre for Research and Innovation, Ottawa's leading economic development organization. He is also the founder and managing partner of Venture Coaches Fund L.P. ("Venture Coaches"), an Ottawa based venture capital firm providing venture capital for technology companies. From 2003 to early 2007, Mr. Haw was also a general partner at Skypoint Capital Corporation, an Ottawa based venture capital firm. Prior to Venture Coaches, Mr. Haw held a number of executive positions at Newbridge Networks Corporation ("Newbridge"), including Vice President of Corporate Business Development. In this role, he managed strategic investment programs in more than 20 companies. Mr. Haw has also held senior management positions at Mitel Networks Corporation and Leigh Instruments Ltd. Mr. Haw holds a bachelor of electrical engineering degree from Lakehead University in Thunder Bay, Ontario, Canada and has completed the Canadian Securities Course.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	11/12	20/21	95%	Year Ended	Amount
Audit Committee	4/4			February 28, 2011	$79,807
Compensation Committee (Chair)	3/3
Nominating and Governance Committee	2/2

Public Board Membership During Last Five Years	Public Board Committee Memberships	Public Board Interlocks

Nil

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

Thomas Manley, Ottawa, Ontario, Canada Common Shares: Nil Options: 14,430 Board details: • Director since December 1, 2009 • Independent	Mr. Manley is a software and telecommunications senior executive with more than 25 years of global experience in a variety of leadership roles. A private investor, he served as the chief financial officer of Avaya Inc., a leading global provider of business communications applications, systems and services, from July 2008 to May 2009. Prior to this position and beginning in 2001, Mr. Manley was the Chief Financial Officer and Senior Vice President, Administration of Cognos (an IBM company), a leader in business intelligence and performance management solutions. Before joining Cognos, Mr. Manley spent 18 years with Nortel Networks, most recently as Chief Financial Officer for the High Performance Optical Component Solutions Group. Mr. Manley graduated with distinction from Carleton University in Ottawa, Canada where he received his B.S. in engineering. He received his master of business administration from Queen's University in Kingston, Ontario, Canada. Mr. Manley is currently a member of the board of directors and audit committee of Deltek Inc., which is listed on NASDAQ.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	10/12	16/18	89%	Year Ended	Amount
Audit Committee (Chair)	4/4			February 28, 2011	$63,320
Nominating and Governance Committee	2/2

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

Deltek, Inc.	August 2008 - Present	Audit Committee (Chairman)	Nil

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

Terence Matthews, Ottawa, Ontario, Canada Common Shares: 505,854 Options: 10,860 Board details: • Director since 2000 • Independent	Terence Matthews is Chairman of Wesley Clover International Corporation, March Networks Corporation ("March Networks"), Mitel Networks Corporation ("Mitel"), Bridgewater Systems Corporation and Solace Systems, Inc. Prior to March Networks and Mitel, Mr. Matthews founded Newbridge Networks in 1986 where he served as CEO and Chairman until its acquisition by Alcatel of France (now Alcatel Lucent) in May 2000. At Newbridge, Mr. Matthews built the company into a leader in the worldwide data networking industry. Mr. Matthews also co-founded Mitel Corporation in 1972. A Fellow of the Institution of Electrical Engineers and the University of Wales, Mr. Matthews received an honorary doctor of technology degree from the University of Glamorgan, Wales and an honorary doctor of engineering degree from Carleton University, Ottawa, Ontario, Canada. In May 1994, he was appointed an Officer of the Order of the British Empire.

Board/Committee Membership	Attendance	Attendance (Total)		Total Compensation

Board	9/12	9/12	75%	Year Ended	Amount
				February 28, 2011	$45,508

Public Board Membership During Last Five Years		Public Board Committee Memberships	Public Board Interlocks

March Networks Corporation	April, 1998 - Present	Chairman of the Board	Nil
Bridgewater Systems Corporation	April, 1997 - Present	Chairman of the Board	Nil
CounterPath Corporation	August, 2007 - Present	Chairman of the Board	Nil
Mitel Networks Corporation	January, 2001 - Present	Chairman of the Board	Jean-Paul Cossart sits on the board of directors of Mitel Networks Corporation.
TrueContext Mobile Solutions Corporation	August, 2009 - Present	Chairman of the Board	Nil

Cease Trade Orders and Bankruptcies

Peter Allen, one of our directors and our President and Chief Executive Officer, was a director and the President of Innovance, a private, venture capital funded company that developed photonics networking solutions. Alan Solheim, our Vice President, Corporate Development, was the Chief Technology Officer of Innovance. On December 23, 2003, Innovance filed a Notice of Intent to make a proposal pursuant to Part III of the Bankruptcy and Insolvency Act (Canada) (the "BIA"). PricewaterhouseCoopers LLP consented to act as proposal trustee. On July 12, 2004, a majority of the creditors of Innovance voted to accept the proposal, and the proposal received court approval on September 16, 2004. The proposal trustee reported in the applicable court materials that there was no conduct of Innovance that was subject to censure, and no irregular facts to report in accordance with Section 173 of the BIA.

From mid-2005, Gerry Spencer, the Chair of our board of directors, was the non-executive Chairman of an AIM-listed company, AT Communications Group plc ("ATC"). On April 15, 2009, Mr. Spencer announced his intention to step down from the board of ATC, with his resignation to be made effective at ATC's annual general meeting, which was held on May 28, 2009. In fact, he stood down at a meeting of the board of directors on April 27, 2009, which was announced by ATC on April 30, 2009. On June 1, 2009, ATC announced a significant delay of revenue from a major customer. On June 24, 2009, ATC announced that it had received notice of a possible claim under the warranties in a sale and purchase agreement relating to the disposal of a wholly-owned

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

subsidiary of ATC in March, 2009. In connection with the delay of revenue and the possible claim, ATC announced that it had requested, and received, a suspension, with immediate effect, of the trading of its shares on AIM, pending clarification of ATC's financial position. On August 3, 2009, ATC announced the appointment of Grant Thornton UK LLP as administrators of ATC. On August 4, 2009, Daisy Group plc, an AIM-listed company, announced that its wholly-owned subsidiary had entered into agreements to acquire all of the trading assets of ATC. On August 23, 2009, The Sunday Times (U.K. edition) reported that the London Stock Exchange had launched an investigation into ATC following disclosures of accounting discrepancies. Mr. Spencer has advised the Corporation that he is not aware of any further developments at this time.

None of the directors or officers of the Corporation have been subject to a corporate cease trade or similar order.

Director Independence

The following table summarizes the independence status under National Instrument 52-110 — Audit Committees and National Policy 58-201 — Corporate Governance Guidelines, and NASDAQ rules (including for members of the Audit Committee, the independence requirements under Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended), as determined by the Board, of the nominees for the Corporation's Board and provides further details regarding those directors who are deemed "not independent".

Name of Director	Independent	Not Independent	Reasons Not Independent

Gerry Spencer (Chair)	X

Peter Allen		X	President and Chief Executive Officer of the Corporation

Jean-Paul Cossart	X

Russell Frederick		X	Chief Financial Officer of the Corporation

Claude Haw	X

Thomas Manley	X

Terence Matthews	X

Other Information Regarding Director Nominees

See the sections titled "Compensation of Directors" and "Statement of Corporate Governance Practices" below for further information regarding the Board.

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DragonWave Inc.
Management Proxy Circular
May 13, 2011

REAPPOINTMENT OF INDEPENDENT AUDITORS

On the recommendation of the Audit Committee, management proposes to present a resolution to appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation for the fiscal year ending February 29, 2012, to hold office until the close of the next annual meeting of shareholders at remuneration to be fixed by the Board. Ernst & Young LLP were first appointed as auditors of the Corporation in 2000.

Directors' Recommendation

The Board of Directors recommends a vote FOR the appointment of Ernst & Young LLP as DragonWave's auditors for the ensuing year at remuneration to be fixed by the Board.

THE PERSONS NAMED IN THE FORM OF PROXY WILL, UNLESS SPECIFICALLY INSTRUCTED OTHERWISE, VOTE FOR THE REAPPOINTMENT OF ERNST & YOUNG LLP AS AUDITORS OF THE CORPORATION. IN ORDER TO BE EFFECTIVE, THE RESOLUTION APPOINTING THE AUDITORS MUST BE APPROVED BY A MAJORITY OF THE VOTES CAST AT THE MEETING.

 COMPENSATION OF DIRECTORS

General Compensation Principles for Directors

Compensation for directors of the Corporation is determined by the full Board, based on recommendations from the Compensation Committee of the Board. In determining appropriate compensation for directors, the Board and the Compensation Committee consider risks and responsibilities assumed by the directors as well as prevailing market conditions and practices. The Compensation Committee takes a broad approach to assessing comparative market references and applies its business judgment in making compensation decisions. The Board and the Compensation Committee also take into account factors such as the director's committee membership(s), the time commitment associated with acting in this capacity, and the director's background experience and skill set. Accordingly, compensation may vary by director.

Recent Compensation Review

The charter for the Compensation Committee of the Board provides that the Compensation Committee shall periodically, but at least every third year, review and make a recommendation to the Board regarding the compensation of the Board. In accordance with its charter, in February 2010 the Compensation Committee reviewed the Corporation's director compensation policy with a view to aligning overall directors' compensation with prevailing market conditions. To assist in this review, the Corporation retained Towers Watson & Co. ("Towers Watson") to make recommendations and perform a compensation benchmarking study (the "Towers Watson Report"). As a result of the Compensation Committee's review of director compensation, and after taking account of the Towers Watson Report and other factors, the Board concluded to re-align directors' cash compensation for the fiscal year ended February 28, 2011 such that the directors receive a retainer and additional amounts depending on their committee roles and participation and number of meetings attended.

Each element of the cash compensation was targeted at the 50th percentile of the benchmark companies. The compensation policy for the award of options to independent directors, being an annual grant of between 0.025% and 0.05% of outstanding Common Shares to each independent director, remained unchanged as a result of the review; provided that, pursuant to the Stock Option Plan amendments approved by the shareholders at the 2010 Annual and Special Meeting of shareholders of the Corporation held on June 15, 2010, grants of options to "Non-Executive Directors" (defined as any director of the Corporation or a related entity who is not also an employee of the Corporation or an employee of a related entity) in their capacity as such shall be limited, for each Non-Executive Director, to a grant in each fiscal year of the Corporation of options with an award value, together with any other equity award (as defined in the Stock Option Plan) in that fiscal year, not

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exceeding $100,000, calculated using the Black-Scholes methodology or, in the discretion of the Plan Administrator, such other methodology as may be prescribed under generally accepted accounting principles, at the date of grant. As provided in the Compensation Committee's charter, the Compensation Committee will conduct further periodic reviews of director compensation in the future and may recommend further adjustments based on then-prevailing market conditions, succession planning, the scope of a director's duties, and other relevant factors.

Director Compensation Table for Fiscal Year Ended February 28, 2011

The following table sets forth all amounts of compensation earned by the directors of the Corporation (other than Peter Allen and Russell Frederick, who are not separately compensated for their service as directors and whose compensation is reflected in the "Summary Compensation Table" under "Information on Executive Compensation" below) for the financial year ended February 28, 2011.

Name of Director	Fees Earned(1)		Option Based Awards(3)	All other compensation	Total compensation

Gerry Spencer (Chair)	$68,984	(2)	$30,508	Nil	$99,492

Jean-Paul Cossart	$25,250		$30,508	Nil	$55,758

Claude Haw	$38,063		$41,744	Nil	$79,807

Thomas Manley	$32,812		$30,508	Nil	$63,320

Terence Matthews	$15,000		$30,508	Nil	$45,508

(1)
All compensation, with the exception of Mr. Spencer, is paid in U.S. dollars.

(2)
Mr. Spencer's compensation is paid in Great Britain pounds sterling ("GBP").

(3)
Option based award values are calculated at their market value established using the Black-Scholes methodology, which has been chosen as the method to value options as it is the most widely recognized methodology and is accepted as a Canadian Generally Accepted Accounting standard. The Black-Scholes methodology considers various factors including historical share prices, price volatility and interest rates.

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Outstanding Option-Based Awards for Directors as at February 28, 2011

The following table sets forth all unexercised options outstanding as of February 28, 2011 for each director of the Corporation (other than Peter Allen and Russell Frederick whose unexercised options are reflected in the table titled "Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2011" under "Information on Executive Compensation" below).

Name of Director	Number of Common Shares underlying unexercised options	Option exercise price (CAD $)		Option expiration date	Aggregate value of unexercised in-the- money options as at February 28, 2011 (US $)(1)(2)

Gerry Spencer (Chair)	10,860		$6.04	June 15, 2015	Nil

Jean-Paul Cossart	6,870 14,279 10,860	$ $ $	4.26 5.83 6.04	May 30, 2012 July 21, 2014 June 15, 2015	$31,037

Claude Haw	14,238 12,400 14,279 14,860	$ $ $ $	5.73 5.47 3.38 6.04	May 12, 2013 March 1, 2012 May 14, 2014 June 15, 2015	$72,529

Thomas Manley	3,570 10,860	$ $	13.74 6.04	Dec 1, 2014 June 15, 2015	Nil

Terence Matthews	10,860		$6.04	June 15, 2015	Nil

(1)
The closing market price of the Common Shares on the TSX on February 28, 2011 was $7.60 CAD per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2011 fiscal year. CAD to USD is 1.0294 (0.9714).

(3)
At its meeting on May 4, 2011, the Board approved a grant of 12,000 options to purchase Common Shares under the Stock Option Plan to each of the five non-executive directors for an aggregate grant of 60,000 options to purchase Common Shares.

Incentive Plan Awards — Value Vested by Directors During the Fiscal Year ended February 28, 2011

The following table sets forth the value vested by each director of the Corporation (other than Peter Allen and Russell Frederick whose value vested option-based awards are reflected in the table titled "Incentive Plan Awards — Value Vested or Earned During the Year Ended February 28, 2011" under "Information on Executive Compensation" below) during the year ended February 28, 2011.

Name of Director	Option-based awards — Value vested during the year ended February 28, 2011 (US $)(1)(2)

Gerry Spencer (Chair)	Nil

Jean-Paul Cossart	$10,574

Claude Haw	$33,831

Thomas Manley	Nil

Terence Matthews	Nil

(1)
Calculated by multiplying the number of underlying Common Shares by the market value of the underlying Common Shares on the vesting date of the applicable options.

(2)
Foreign currency is translated at the average rate for the 2011 fiscal year. CAD to USD is 0.9721 (1.0287).

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 DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION

The Corporation's by-laws provide for the indemnification by the Corporation of the Corporation's directors and officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. The Corporation has also entered into contractual indemnities in favour of each of its directors, and certain of the directors of its principal subsidiaries, that provide, to the full extent allowed by law, that the Corporation shall indemnify and save harmless each director, his estate, executors, administrators, legal representatives and lawful heirs, from and against any and all costs, charges or expenses (including, but not limited to, an amount paid to settle any action or to satisfy any judgment, legal fees on a solicitor and client basis, other professional fees, out-of-pocket expenses for attending proceedings including discoveries, trials, hearings and meetings, and any amount for which he is liable by reason of any statutory provision whether civil, criminal or otherwise ("indemnifiable costs")), suffered or incurred by the director or such other indemnified parties, directly or indirectly, as a result of or by reason of the director: (i) being or having been a director or officer of the Corporation or an affiliate of the Corporation or by reason of any action taken by the director in his capacity as a director or officer of the Corporation or an affiliate of the Corporation; (ii) being or having been a member of a committee of the board of directors of the Corporation or an affiliate of the Corporation; or (iii) acting as a member of the Plan Administrator pursuant to the Stock Option Plan, subject to certain conditions being satisfied including that the director: (a) acted honestly and in good faith with a view to the best interests of the Corporation, or the best interests of the Corporation's affiliate, as the case may be; and (b) in the case of a criminal or administrative action, proceeding, investigation, inquiry or hearing that is enforced by monetary penalty, he had reasonable grounds for believing that his conduct was lawful. The indemnities also provide that indemnifiable costs will be paid by the Corporation immediately, with the agreement that, in the event it is ultimately determined that the indemnified party was not entitled to be so indemnified, such amounts shall be refunded to the Corporation.

The Corporation has purchased insurance referred to in subsection 124(6) of the CBCA for the benefit of its directors and officers in respect of certain liabilities that may be incurred by them in such capacities. The directors' and officers' insurance coverage is contained in policies issued on June 1, 2010 to June 1, 2011. The policies carry a combined annual limit of $40 million with a deductible of $25,000 for each claim. The effective annual premium of $158,974 has been paid by the Corporation. The Corporation expects to renew its directors' and officers' insurance policy on June 1, 2011 on substantially similar terms.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer or employee or former director, executive officer or employee of the Corporation, or any associate of any such person, was indebted to the Corporation or its subsidiaries at any time during the fiscal year ended February 28, 2011 and/or as at the date of this Circular.

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 INFORMATION ON EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Compensation Committee assists in carrying out the Board's oversight responsibility for the Corporation's human resources and compensation policies and processes, including executive compensation. The current members of the Compensation Committee are Claude Haw (Chair), Jean-Paul Cossart and Gerry Spencer. The responsibilities of DragonWave's Compensation Committee are discussed in detail in the Compensation Committee's charter, which is available on the Corporation's website at www.dragonwaveinc.com or may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9. As set forth in its Charter, the Compensation Committee's responsibilities include:

  •
  annually assessing and making a recommendation to the Board on the competitiveness and appropriateness of the total compensation package for the Chief Executive Officer and the Corporation's "Named Executive Officers", being the Corporation's President and Chief Executive Officer (Peter Allen), the Corporation's Vice President, Chief Financial Officer and Secretary (Russell Frederick) and the three other most highly compensated executive officers of the Corporation and its subsidiaries that earned total annual compensation during the year ended February 28, 2011 that exceeded $150,000 (Brian McCormack, Erik Boch and Alan Solheim);

  •
  annually reviewing the performance goals and criteria for the Chief Executive Officer and evaluating the performance of the Chief Executive Officer against such goals and criteria, and recommending to the Board the amount of regular and incentive compensation to be paid to the Chief Executive Officer;

  •
  annually reviewing and making a recommendation to the Board regarding the Chief Executive Officer's performance evaluations of the other Named Executive Officers and his recommendations with respect to the amount of regular and incentive compensation to be paid to such Named Executive Officers; and

  •
  reviewing and making recommendations to the Board regarding any employment contracts or arrangements with any Named Executive Officers, including any retiring allowance arrangements or similar arrangements to take effect in the event of a termination of employment.

Objectives of Compensation Program

The purpose of the Corporation's compensation program is to attract and retain highly competent executives in a competitive marketplace. The program is intended to provide the Named Executive Officers with compensation that is industry competitive, internally equitable and commensurate with their skills, knowledge, experience and responsibilities. The primary objective of the program, however, is to firmly align total executive compensation with the attainment of the Corporation's performance goals.

Elements of Compensation

The key components of compensation for executives of DragonWave, including the Named Executive Officers, are base salary, short-term incentives in the form of bonuses and sales commissions, and long-term incentives in the form of stock options and the ability to participate in DragonWave's Employee Share Purchase Plan

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(the "ESPP"), as further described in the table below. Benefits are the remaining compensation component and comprise a small portion of total annual compensation.

Element	Form	Period	Program Objectives

Base Salary	Cash	Annual	• Reflect executives' scope of responsibility, capability, knowledge, experience, performance and maturity in role

Variable Compensation

Short-term Incentive	Cash	Annual	• Reward executive for achievement of annual corporate performance goals

Long-term Incentive	Stock Options ESPP participation	4 year vesting N/A	• Align interests of executives and shareholders • Motivate and reward executives for creating increased shareholder value • Attract and retain key talent

Benefits	Group health, dental, long-term disability and life insurance benefits	N/A	• Provide competitive benefit programs that protect the health and well being of executives

In establishing the overall award level each year, the Compensation Committee considers each compensation element separately, and in combination, to determine the appropriate level of total compensation for the year. In reaching this determination, the Compensation Committee considers a broad range of both objective and subjective measures for each compensation element. The Corporation's approach has been to have a portion of total cash compensation at risk such that the appropriate incentive is in place for the executives to achieve, and over achieve, the growth and profitability objectives in the program.

Fiscal 2011 Compensation Review

In light of the rapid revenue growth that the Corporation experienced during the fiscal year ended February 28, 2010 and the listing of the Corporation's Common Shares on NASDAQ in October, 2009, the Compensation Committee determined that it was advisable to retain an external compensation consultant to review executive compensation for selected executive positions, including the positions held by the Named Executive Officers, as well as the compensation of the Board and its committees. Towers Watson was retained to perform the review and prepare the Towers Watson Report, which was completed early in the 2011 fiscal year. Towers Watson received $56,978 in compensation for its work.

The Towers Watson Report included an assessment of the competitive positioning of the Corporation's compensation practices relative to a group of comparator companies. The peer group agreed to by the Corporation and Towers Watson for the purpose of this study was Acme Packet Inc., Blue Coat Systems Inc., Bridgewater Systems Corp., COM DEV International Ltd., DALSA Corp., Harris Stratex Networks (now known as Aviat Networks Inc.), International Datacasting Corporation, March Networks Corporation, Redknee Solutions Inc., Redline Communications Group Inc., Riverbed Technology Inc., RuggedCom Inc., Sandvine Corp., Vecima Networks Inc. and Zarlink Semiconductor Inc. Based on the Towers Watson Report, the Compensation Committee concluded that in certain respects the compensation of the Named Executive Officers did not reflect market comparables. In particular, Towers Watson found that the base salaries for the Named

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Executive Officers were below the 50th percentile. After reviewing the Towers Watson Report, the Compensation Committee determined that a better balance between base salary and bonus compensation would be appropriate. As a result, for fiscal 2011, the Board approved increases to the base salaries for the Named Executive Officers (other than Mr. McCormack) to CAD$375,000 for Mr. Allen, CAD$250,000 for Mr. Frederick, CAD$250,000 for Mr. Boch and CAD$250,000 for Mr. Solheim. Mr. McCormack's base salary remained unchanged at US$200,000. These new base salaries, when combined with the bonus opportunity, are intended to fall at approximately the 50th percentile level compared to the Corporation's peer group.

Further detail regarding each element of compensation is set forth below.

  Base Salary

  As noted above, the Compensation Committee evaluates the performance of the Corporation's Chief Executive Officer, and recommends to the Board the Chief Executive Officer's compensation package including base salary, in light of that evaluation. The Chief Executive Officer's base salary is determined pursuant to the terms of an employment agreement, with annual increases at the discretion of the Board. The Compensation Committee considers the following factors in evaluating the Chief Executive Officer's performance:

  •
  the degree to which he has displayed leadership for the senior management team and the organization as a whole;

  •
  strategic planning and the execution of the Corporation's strategic plans;

  •
  the Corporation's financial results; and

  •
  communications and relations with shareholders, the Board, senior management and employees.

  The Compensation Committee exercises judgment in performing its evaluation and formulating recommendations for the Board, and accordingly considers such other factors as may be appropriate in the circumstances. As noted above, in fiscal year 2011, the Compensation Committee and the Board also considered the findings of the Towers Watson report in deciding to increase the base salary of each executive officer relative to bonus compensation. Based on the Compensation Committee's recommendation, the Board set Mr. Allen's base salary for the fiscal year ended February 28, 2011 at CAD$375,000, which is an increase from CAD$200,000 which had been his base salary for the previous four fiscal years.

  The base salary of each executive officer is determined by the terms of their respective employment agreement, with annual increases at the discretion of the Board. Base salaries of Named Executive Officers other than the Chief Executive Officer are reviewed by the Compensation Committee after consultation with, and upon the recommendation of, the Chief Executive Officer for approval by the Board. After evaluating each executive officer's performance over the year in light of (i) the Corporation's overall financial performance, (ii) the individual's performance during the year and contributions to the Corporation, and (iii) other relevant factors (for example, market conditions), the Chief Executive Officer may deem it appropriate to recommend executive officer base salary adjustments to the Compensation Committee. The Compensation Committee exercises judgment in weighing these and other factors and recommending base salary levels for the executive officers. As noted above, in fiscal year 2011, the Compensation Committee and the Board also considered the findings of the Towers Watson Report in deciding to increase the base salary of each executive officer relative to bonus compensation.

  For the fiscal year ended February 28, 2011, based on the recommendations of the Compensation Committee, the Board set base salaries for the non-CEO Named Executive Officers at CAD$250,000 for Mr. Frederick, US$200,000 for Mr. McCormack, CAD$250,000 for Mr. Boch, and CAD$250,000 for

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  Mr. Solheim. These represented a base salary increase of approximately 35% for Mr. Frederick, Mr. Boch, and Mr. Solheim. Mr. McCormack's base salary was held constant.

  Variable Compensation (Short Term) — Annual Cash Bonuses and Sales Commissions

  The second element of the Corporation's fiscal 2011 compensation program is an annual cash bonus. All of the Corporation's executive officers are entitled to receive an annual cash bonus based on corporate performance, except for Mr. McCormack whose variable compensation is earned under a sales commission arrangement (described below). Employment agreements with the Named Executive Officers set out the parameters for the amount of such bonuses, with the Chief Executive Officer being entitled to an on-plan performance bonus for the fiscal year ended February 28, 2011 equal to 75% of his annual base salary and each of the Corporation's other Named Executive Officers (except for Mr. McCormack) being entitled to an on-plan bonus for the fiscal year ended February 28, 2011 equal to 50% of his annual base salary. If actual performance exceeds the plan, the bonus is proportionately increased, and in some instances increased at an accelerated level to reward superior performance. If actual performance is below plan, the bonus is proportionately decreased, and at certain levels below plan the bonus opportunity goes to zero.

  The Board believes these bonuses play a key role in enabling the Corporation to attract, retain and motivate executive officers. The Compensation Committee has broad discretion in reviewing and recommending performance goals for each fiscal year to the Board, which are generally established by the Board within 90 days after the beginning of each fiscal year. Performance goals for the 2011 fiscal year were based on achievement of revenue, income, inventory turns and business development objectives. The following table summarizes the performance measures that established the bonus payments for the fiscal year ended February 28, 2011:

Performance Category	Weight	Target	Actual FY2011 Results

Revenue	60%	$170 million	$118 million

Income	30%	$18 million	$3.1 million

Inventory Turns	5%	7 turns	2 turns

Business Development	5%	Key accounts & Opportunities	Not achieved

  At the end of the fiscal year, the Compensation Committee reviewed and evaluated the Corporation's actual performance against these targets. This evaluation was finalized only after the receipt of audited annual financial results. Based on the Compensation Committee's review and evaluation, the achievement of the accomplishments against the performance goals previously approved by the Board resulted in no bonus payout for the 2011 fiscal year to the Named Executive Officers.

  As indicated above, Brian McCormack, the Corporation's Vice President of Sales, is not entitled to an annual cash bonus, but rather receives variable compensation in the form of sales commissions in accordance with industry standards. In fiscal year 2011, Mr. McCormack was entitled to receive a percentage of eligible revenues ranging from 0.10% to 0.70% depending upon the customer and territory, payable half upon order receipt and half upon revenue recognition. The percentage of revenue that Mr. McCormack is eligible to receive is established annually and is intended to support the Corporation's revenue targets and to provide Mr. McCormack with a strong incentive to grow the Corporation's revenues. In fiscal year 2011, Mr. McCormack earned US$345,267 under his sales commission plan. Although other Named Executive Officers support the Corporation's sales activities, none of them receive compensation under a sales commission plan.

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  Variable Compensation (Long-term) — Equity Compensation

  The third element of the Corporation's compensation program is equity compensation. Equity compensation is intended to more closely align annual incentive compensation, as well as total compensation, with the financial interests of shareholders. The equity compensation component of the Corporation's compensation program is based upon: (1) awards of stock options under the Corporation's Stock Option Plan and (2) the ability to participate in the Corporation's ESPP.

          Stock Option Compensation

    The Corporation's Compensation Committee administers the Stock Option Plan. The purpose of the Stock Option Plan is to:

      •
      increase the interest in the Corporation's welfare of those individuals who share primary responsibility for the management, growth and protection of the Corporation's business;

      •
      furnish an incentive to such individuals to continue providing their services to the Corporation; and

      •
      provide a means through which the Corporation may attract qualified persons to engage as directors, officers, employees and consultants.

    In determining whether to grant options and how many options to grant to eligible persons under the Stock Option Plan, consideration is given to each individual's past performance and contribution to the Corporation as well as that individual's expected ability to contribute to the Corporation in the future. Prior option grants do get taken into account when determining whether to grant options to an executive officer of the Corporation.

          ESPP

    The Corporation's ESPP was implemented in the 2008 fiscal year following the approval of shareholders obtained at the Corporation's annual general and special meeting held on July 17, 2008. The purpose of the ESPP is to give employees of the Corporation access to an equity participation vehicle, in addition to the Stock Option Plan, through the purchase of Common Shares by payroll deduction and the issuance of matching shares. The ESPP is intended to encourage employees to use their combined best efforts on behalf of the Corporation to improve its profits through increased sales, reduction of costs and increased efficiency.

    In the fiscal year ended February 28, 2011, three of the Named Executive Officers participated in the ESPP. As of May 13, 2011, four of the Named Executive Officers participated in the ESPP.

Benefits

No material additional benefits or perquisites are currently provided to members of management that are not available to employees of the Corporation generally. Benefits are generally extended to all employees include health, long-term disability, dental and group life insurance.

The Board retains the discretion to make further adjustments to the base salaries and other compensation of the Named Executive Officers as market conditions and other circumstances warrant.

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Performance Graph

The following graph compares the cumulative shareholder return of the Common Shares to the cumulative returns of the S&P/TSX Composite Index for the period commencing April 19, 2007 (the date the Common Shares were first listed on the TSX) to February 28, 2011. The graph assumes an investment of $100 on April 19, 2007 in the Corporation's Common Shares.

The Named Executive Officers' compensation is not based on performance of the Corporation's stock price, and therefore the Named Executive Officers' compensation may not directly compare to the trend shown above.

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Summary Compensation Table

The following table sets forth compensation information for the fiscal year ended February 28, 2010 and the fiscal year ended February 28, 2011 for the Corporation's Named Executive Officers.

Name and principal position	Fiscal Year ended Feb. 28	Salary ($)	Option- based awards ($)(1)(2)	Non-equity incentive plan compensation ($)(4)(5)	All other compensation ($)	Total compensation ($)(5)

Peter Allen President and Chief Executive Officer	2011 2010	$364,538(5) $194,420(5)	$148,886 Nil	Nil $471,186	Nil Nil	$513,423 $665,606

Russell Frederick Vice President, Chief Financial Officer and Secretary	2011 2010	$243,025(5) $179,839(5)	$70,229 Nil	Nil $290,806	Nil Nil	$313,254 $470,645

Erik Boch Vice President, R&D and Chief Technology Officer	2011 2010	$243,025(5) $179,839(5)	$70,229 Nil	Nil $290,806	Nil Nil	$313,254 $470,645

Brian McCormack Vice President, Sales	2011 2010	$200,000 $200,000	$19,664 Nil	$345,267(3) $1,056,918(3)	Nil Nil	$564,931 $1,256,918

Alan Solheim Vice President, Corporate Development	2011 2010	$243,025(5) $179,839(5)	$70,229 Nil	Nil $290,806	Nil Nil	$313,254 $470,645

(1)
Option based award values are calculated at their fair market value established using the Black-Scholes methodology.

(2)
Foreign currency is translated at the average rate for the 2011 fiscal year. CAD to USD is 0.9721 (1.0287).

(3)
Non-equity incentive plan compensation consists of sales commission.

(4)
Non-equity incentive plan compensation consists of bonus. Bonus payment, if any, is based on performance compared to targets approved by the Board. See "Compensation Discussion and Analysis".

(5)
All compensation, with the exception of Mr. McCormack, is denominated and paid in CAD dollars. All compensation is translated at the average rate for the 2011 fiscal year and the 2010 fiscal year. The rates used were CAD to USD, 0.9721 (1.0287), and CAD to USD, 0.8961 (1.116) respectively.

Option-Based Awards

The Stock Option Plan was established to attract, retain and provide an incentive to the employees, directors, officers and consultants of the Corporation or its Related Entities (as such term is defined in the Stock Option Plan) and to advance the Corporation's interests by providing these persons with the opportunity, through stock options, to acquire an ownership interest in the Corporation. The following is a summary of the Stock Option Plan and is qualified in its entirety by the provisions of the Stock Option Plan, a copy of which may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Description of the Stock Option Plan

The Stock Option Plan is administered by the Compensation Committee, or if a Compensation Committee is not appointed, by the Board (in either case, the "Plan Administrator"). All options granted under the Stock Option Plan must be approved by the Board, unless authority to grant options is specifically delegated to the

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Compensation Committee by the Board. In granting options, the Compensation Committee or the Board, as applicable, may determine the terms relating to each option, including the number of shares subject to each option, the exercise price in accordance with the terms of the Stock Option Plan, the expiration date of each option, and the extent to which each option is exercisable during the term of the option. The Stock Option Plan does not contemplate the inclusion of performance-based criteria as a condition of exercise of options.

As of May 11, 2011, the maximum number of Common Shares issuable under the Stock Option Plan is equal to 10% of the issued and outstanding Common Shares from time to time, representing, as of the date of this Circular, 3,543,054 Common Shares. As of the date of this Circular, options to purchase 2,657,572 Common Shares (representing approximately 7.5% of the issued and outstanding Common Shares at the date of this Circular) are outstanding, and accordingly options to purchase an additional 885,095 Common Shares (representing approximately 2.5% of the issued and outstanding Common Shares at the date of this Circular) are available for future grants under the Stock Option Plan. Should the Corporation issue additional Common Shares in the future, the number of Common Shares issuable under the Stock Option Plan will increase accordingly. Common Shares which by reason of the expiration, cancellation or termination of an unexercised option are no longer subject to purchase are returned to the pool of Common Shares issuable under the Stock Option Plan and are available for future grants under the Stock Option Plan.

For each financial year of the Corporation, the maximum number of Common Shares issuable pursuant to options granted to a director by virtue of his or her service as a director in that financial year, is that number of Common Shares equal to 0.05% of the outstanding Common Shares as at the last day of such financial year. The Stock Option Plan also provides that no grants may be made to any insiders under the Stock Option Plan if such grant would result in: (a) the number of Common Shares issued to insiders pursuant to the Stock Option Plan, together with all of the Corporation's other share compensation arrangements, within any one year period, exceeding 10% of the outstanding Common Shares, or (b) the number of Common Shares issuable to insiders at any time pursuant to the Stock Option Plan and all of the Corporation's other share compensation arrangements exceeding 10% of the outstanding Common Shares. Grants of options to "Non-Executive Directors" (defined as any director of the Corporation or a related entity who is not also an employee of the Corporation or an employee of a related entity) in their capacity as such shall be limited, for each Non-Executive Director, to a grant in each fiscal year of the Corporation of options with an award value, together with any other equity award (as defined in the Stock Option Plan) in that fiscal year, not exceeding $100,000, calculated using the Black-Scholes methodology or, in the discretion of the Plan Administrator, such other methodology as may be prescribed under generally accepted accounting principles, at the date of grant.

Options granted pursuant to the Stock Option Plan are priced at the volume weighted average trading price of the Common Shares on the TSX or the NASDAQ (depending on which exchange has the greater volume and value with respect to the Common Shares being traded thereon), for the five trading days immediately preceding the date of grant. Subject to applicable securities laws, the rules of the TSX, the NASDAQ or any stock exchange or market on which the Common Shares are then listed or admitted to trading, and any other requirements of the Plan Administrator, the exercise price of options may be satisfied by the actual delivery or deemed delivery or assignment to the Corporation of Common Shares having a fair market value (as determined by the Plan Administrator) equal to the purchase price. In practice, "cashless" exercises are funded by the actual sale of Common Shares by the participant.

Under the Stock Option Plan, unless otherwise determined by the Board, options vest as to 25% on the first anniversary of the date of grant and thereafter, as to 1/36th of the remaining 75% of the optioned shares on the last day of each month, such that the option is fully vested on that date which is four years from the date of the grant.

No option granted under the Stock Option Plan shall extend for a period longer than seven years from the date of grant, provided that options granted prior to June 15, 2010 shall expire, subject to accelerated terms as provided for in the Stock Option Plan, in accordance with the terms of the option. The Stock Option Plan

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contains provisions governing the termination of options in the event of a termination of employment or service of a director, officer, consultant or employee. In such circumstances, unvested options terminate immediately. Vested options expire 120 days after the death of the participant or 30 days after the termination of the participant's service "without cause" or by reason of voluntary resignation (or earlier if the option was otherwise due to expire). In the case of termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation, vested options terminate immediately.

If an option expires (other than an expiry by reason of the termination of the participant's services "for cause", or by reason of the breach of the participant's fiduciary duty to the Corporation or consulting arrangement with the Corporation) during or within ten days after a period during which a participant is prohibited from exercising options pursuant to the Corporation's insider trading policy, as in effect from time to time (a "Black Out Period"), the participant may elect for the term of such option to be extended to the date which is ten business days after the last day of the Black Out Period; provided that the expiration date as extended will not in any event be beyond the later of: (i) December 31 of the calendar year in which the option was otherwise due to expire; and (ii) the 15th day of the third month following the month in which the option was otherwise due to expire.

In the event of a "Corporate Event" (as defined below), the Board in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants, provide for: (a) the continuation or assumption of outstanding options by or to the successor to all or substantially all of the assets or capital shares of the Corporation, or any other successor of the business of the Corporation as determined by the Board (the "Acquirer"); (b) the substitution of options for options and/or shares of restricted stock and/or other securities of the Acquirer; (c) the substitution of options with a cash incentive program of the Acquirer; (d) the acceleration of the vesting of options and, in the case of outstanding options the right to exercise such options, to a date prior to or on the date of the Corporate Event, and the expiration of outstanding options to the extent not timely exercised by the date of the Corporate Event or such other date as may be designated by the Board; (e) the cancellation of all or any portion of the outstanding options by a cash payment and/or other consideration receivable by the holders of Common Shares as a result of the Corporate Event equal to the excess, if any, of the fair market value (as determined by the Board), on the date of the Corporate Event, over the exercise price of the Common Shares subject to the outstanding options or portion thereof being cancelled; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances. A "Corporate Event" is defined as: (i) a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with or into another corporation (other than a merger, amalgamation, consolidation, reorganization or arrangement of the Corporation with one or more of its Related Entities); (ii) a tender offer for all or substantially all of the outstanding Common Shares; (iii) the sale of all or substantially all of the assets of the Corporation; or (iv) any other acquisition of the business of the Corporation as determined by the Board.

The Stock Option Plan contains additional restrictions that are only applicable to options which are characterized as "incentive stock options" for the purposes of the United States Internal Revenue Code of 1986 (the "Code"). In the case of incentive stock option grants to holders of 10% or more of the Common Shares, the exercise price of such incentive stock options must be not less than 110% of the fair market value of the Common Shares (provided that such fair market value shall not be less than the 5-day volume weighted trading price on the date of grant).

Except in the case of death of an optionee or in accordance with the applicable law, options are not assignable without the consent of the Corporation, provided that with the prior written consent of the Plan Administrator and subject to such conditions as the Plan Administrator may designate, allow options, other than incentive stock options, to be transferred or assigned to a registered retirement savings plan (RRSP), registered retirement income fund (RRIF) or tax-free savings account (TFSA).

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Amendments to the Stock Option Plan generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the Stock Option Plan may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a technical, clerical or "housekeeping" nature, or to clarify any provision of the Stock Option Plan, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the Stock Option Plan or to correct or supplement any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan; (b) suspension or termination of the Stock Option Plan; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX or NASDAQ) or accounting or auditing requirements; (d) amendments respecting administration of the Stock Option Plan; (e) any amendment to the definition of "Consultant", "Officer", "Director" or "Employee" therein or otherwise relating to the eligibility of any service provider of the Corporation or a related entity to receive an award under the Stock Option Plan; (f) changes to the vesting provisions for any outstanding option, except with respect to awards held by any insider; (g) amendments to the termination provisions of the Stock Option Plan or any outstanding option, provided no such amendment may result in an extension of any outstanding option held by an insider beyond its original expiry date; (h) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; (i) amendments to permit options granted under the Stock Option Plan to be transferable or assignable for estate settlement purposes; (j) amendments necessary to qualify any or all incentive stock options for such favourable federal income tax treatment (including deferral of taxation upon exercise) as may be afforded incentive stock options under Section 422 of the Code; and (k) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval is required for the following types of amendments of the Stock Option Plan: (i) amendments to the number of Common Shares issuable under the Stock Option Plan, including an increase to a maximum percentage of Common Shares or a change from a maximum percentage of Common Shares to a fixed maximum number of Common Shares; (ii) amendments to the limitations on grants of Options to Non-Executive Directors; (iii) amendments: (A) reducing the exercise price or purchase price of an option (which for such purpose shall include a cancellation of outstanding options and contemporaneous re-grant of options having a lower exercise price or purchase price), or (B) extending the term of an option; (iv) amendments to permit options to be transferable or assignable other than for estate settlement purposes; (v) amendments to the amendment section of the Stock Option Plan; and (vi) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX). In the event of any conflict between subsections (a) to (k) in the preceding paragraph and subsections (i) to (vi) in this paragraph, subsections (i) to (vi) shall prevail to the extent of the conflict. Further, except in certain limited circumstances, in no event may the Board alter or impair any rights or increase any obligations with respect to any option previously granted without the consent of the optionee.

The Stock Option Plan was last amended by the Board in advance of the 2010 Annual and Special Meeting of Shareholders held on June 15, 2010 (the "2010 Annual Meeting"). The full text of such amendments, as approved by shareholders of the Corporation at the 2010 Annual Meeting, may be found in Appendices C, D and E to the DragonWave Management Proxy Circular dated May 10, 2010. In accordance with the rules of the TSX, all unallocated options under the Stock Option Plan must be approved by the shareholders of the Corporation at the annual meeting of shareholders to be held on or before June 15, 2013.

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Outstanding Option-Based Awards and Share-Based Awards as at February 28, 2011

The following table sets forth all unexercised options outstanding as of February 28, 2011 for each Named Executive Officer.

	Option-Based Awards
						Share-Based Awards
	Number of Common Shares underlying unexercised options				Aggregate value of unexercised in-the-money options as at February 28, 2011 (US $)(1)(2)
Name of Executive Officer		Option exercise price (CAD $)		Option expiration date		Number of Common Shares that have not vested	Market value of share-based awards that have not vested as at February 28, 2011 ($)(1)(2)

Peter Allen(3)	70,000 80,000 53,000	$ $ $	1.34 4.45 6.04	January 13, 2014 October 5, 2012 June 15, 2015	$418,599	1,011	$7,909

Russell Frederick(4)	45,000 45,000 25,000	$ $ $	1.34 4.45 6.04	January 13, 2014 October 5, 2012 June 15, 2015	$254,319	16	$125

Erik Boch(5)	45,000 30,853 25,000	$ $ $	1.34 4.45 6.04	January 13, 2014 October 5, 2012 June 15, 2015	$203,718	Nil	Nil

Brian McCormack(6)	11,250 9,199 7,000	$ $ $	1.34 4.45 6.04	January 13, 2014 October 5, 2012 June 15, 2015	$55,966	Nil	Nil

Alan Solheim(7)	45,000 50,000 25,000	$ $ $	1.34 4.45 6.04	January 13, 2014 October 5, 2012 June 15, 2015	$265,805	581	$4,545

(1)
The closing market price of the Common Shares on the TSX on February 28, 2011 was $7.60 CAD per Common Share.

(2)
Foreign currency is translated at the closing rate for the 2011 fiscal year. CAD to USD is 1.0294 (0.9714).

(3)
At its meeting on May 4, 2011, the Board approved a grant of 50,000 options under the Stock Option Plan to Mr. Allen.

(4)
At its meeting on May 4, 2011, the Board approved a grant of 35,000 options under the Stock Option Plan to Mr. Frederick.

(5)
At its meeting on May 4, 2011, the Board approved a grant of 35,000 options under the Stock Option Plan to Mr. Boch.

(6)
At its meeting on May 4, 2011, the Board approved a grant of 10,000 options under the Stock Option Plan to Mr. McCormack.

(7)
At its meeting on May 4, 2011, the Board approved a grant of 35,000 options under the Stock Option Plan to Mr. Solheim.

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May 13, 2011

Incentive Plan Awards — Value Vested or Earned During the Year Ended February 28, 2011

The following table sets forth the value vested or earned by the Named Executive Officers under the Corporation's equity and non-equity incentive plans.

Name of Executive Officer	Option-based awards — Value vested during the year ended February 28, 2011 ($)(1)(2)	Share-based awards — Value vested during the year ended February 28, 2011 ($)	Non-equity incentive plan compensation — Value earned during the year ended February 28, 2011 ($)

Peter Allen	$275,792	Nil	Nil

Russell Frederick	$136,058	Nil	Nil

Erik Boch	$153,462	Nil	Nil

Brian McCormack	$55,151	Nil	$345,267	(3)

Alan Solheim	$144,640	Nil	Nil

(1)
Represents the aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date.

(2)
Foreign currency is translated at the average rate for the 2011 fiscal year. CAD to USD is 0.9721 (1.0287).

(3)
Mr. McCormack earned $345,267 in sales commission in fiscal year 2011.

ESPP

The ESPP was established on July 17, 2008 (the "Effective Date") following approval of the ESPP at the Corporation's 2008 annual and special meeting of shareholders.

The ESPP is open for participation to all employees (including directors and officers who are under a permanent full-time or part-time contract of employment with the Corporation) of the Corporation and any subsidiary subject to certain provisions contained within the ESPP.

Summary of ESPP

Pursuant to the ESPP, 500,000 Common Shares (approximately 1.4% of the 35,430,542 issued and outstanding Common Shares on the Record Date) are reserved for issuance under the ESPP. All Common Shares purchased or issued pursuant to the ESPP come from the treasury of the Corporation.

The Board has full power and authority to administer the ESPP on behalf of the Corporation, including the power and authority to delegate the administration of the ESPP to the Compensation Committee. The Board determines questions of interpretation or application of the ESPP and its decisions are final and binding on all participants. Board members receive no additional compensation for their services in administering the ESPP.

Eligible employees become participants in the ESPP by delivering to the Corporation an election to purchase shares prior to the commencement of the applicable purchase period. Each participant contributes to the ESPP, at the participant's option, an amount equal to or between the following minimum and maximum amounts (in whole percentages): a minimum of one percent (1%) of the participant's basic compensation, and a maximum of ten percent (10%) of the participant's basic compensation. The contributions are made through payroll deductions at the end of each employee's bi-weekly or monthly pay period, as applicable. The Corporation, as agent of the participant, makes such deductions and pays the participant's contribution to the Administrator (as such term is defined in the ESPP).

On the last business day of each month, the Administrator purchases Common Shares from the Corporation based on the contributions received from each participant during the preceding month (the "Participant Shares"). The purchase price of the Participant Shares is the volume weighted average closing trading price of the Common Shares on the TSX for the five trading days immediately preceding the last business day of such

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month. The Administrator deposits the Participant Shares into an account in the name of the participant and holds such shares on behalf of such participant.

The Corporation matches a portion of each employee's participation in the ESPP by issuing additional Common Shares to each participant (through the Administrator). Specifically, on the last business day of each month, the Corporation issues to the Administrator that number of Common Shares (the "Matching Shares") equal to twenty-five percent (25%) of the aggregate number of Participant Shares purchased by the Administrator on behalf of the participants for such month for each participant. The Matching Shares are deposited into a trust account by the Administrator on behalf of the Corporation.

The Participant Shares purchased on behalf of each participant vest immediately to the benefit of such participant. Subject to provisions in the ESPP relating to a change in control of the Corporation, the Matching Shares vest one year from the date of issuance of such Matching Shares.

In the event of a change of control of the Corporation, the Board, in its sole discretion (but subject to obtaining the prior approval of the TSX if required by the rules, regulations and policies of the TSX) may, without any action or consent of the participants in the ESPP, provide for: (a) the continuation of the vesting period with regard to any unvested Matching Shares; (b) the substitution of any unvested Matching Shares for shares of the acquirer; (c) the substitution of any unvested Matching Shares with a cash incentive program of the acquirer; (d) the acceleration of the vesting period to a date prior to or on the date of the change of control; (e) the cancellation of all or any portion of any unvested Matching Shares by a cash payment and/or other consideration receivable by the holders of any unvested Matching Shares as a result of the change in control equal to the market price of the unvested Matching Shares on the date of the change of control; or (f) such other actions or combinations of the foregoing actions as it deems fair and reasonable in the circumstances.

Upon the termination of employment of any participant for any reason, any unvested Matching Shares held by the Administrator for such participant are forfeited by such participant. A participant whose employment is terminated for any reason other than death must withdraw or otherwise transfer all of their Participant Shares and vested Matching Shares in such participant's account within ninety (90) days of such termination of employment. The participant may also request that the Administrator sell the Participant Shares and vested Matching Shares in the participant's account and distribute the cash proceeds to the participant. In the event of the death of a participant, the Participant Shares and vested Matching Shares in such participant's account are distributed to such participant's estate in accordance with the instructions of such participant's legal representative. Such distribution may take the form of a distribution of the cash realized from the sale of such Participant Shares and vested Matching Shares by the Administrator if so requested by the legal representative of the participant's estate.

The Corporation reserves the right to discontinue use of payroll deductions at any time such action is deemed advisable. The ESPP will terminate on the date which is ten (10) years from the Effective Date (as such term is defined in the ESPP), unless earlier terminated by the Board. No right or interest of any participant in or under the ESPP may be assigned by such participant.

No Common Shares are issuable under the ESPP at any time to any Insider (as such term is defined in the ESPP) if such issuance, together with all of the Corporation's previously established or proposed Share Compensation Arrangements (as such term is defined in the ESPP), including the ESPP, could result, at any time, in: (i) the number of Common Shares issued to Insiders pursuant to the ESPP, together with all of such other Share Compensation Arrangements, within any one (1) year period exceeding ten percent (10%) of the issued and outstanding Common Shares; or (ii) the number of Common Shares issuable to Insiders at any time pursuant to the ESPP and all such other Share Compensation Arrangements exceeding ten percent (10%) of the issued and outstanding Common Shares.

Amendments to the ESPP generally require the consent of the TSX and the shareholders of the Corporation given at a duly constituted meeting. However, the following amendments to the ESPP may be made by the Board without TSX or other stock exchange approval and without shareholder approval: (a) amendments of a

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technical, clerical or "housekeeping" nature, or to clarify any provision of the ESPP, including without limiting the generality of the foregoing, any amendment for the purpose of curing any ambiguity, error or omission in the ESPP or to correct or supplement any provision of the ESPP that is inconsistent with any other provision of the ESPP; (b) suspension or termination of the ESPP; (c) amendments to respond to changes in legislation, regulations, instruments (including National Instrument 45-106), stock exchange rules (including the rules, regulations and policies of the TSX) or accounting or auditing requirements; (d) amendments respecting administration of the ESPP; (e) any amendment to the definition of "Employee" in the ESPP; (f) any amendment to the definition of "Subsidiary" in the ESPP and the consequential amendments to Appendix "B" of the ESPP; (g) changes to the vesting provisions for any outstanding Unvested Matching Shares (as defined in the ESPP); (h) amendments to the participant contribution provisions of the ESPP; (i) amendments to the withdrawal and suspension provisions of the ESPP; (j) amendments to the number or percentage of Matching Shares contributed by the Corporation; (k) amendments to the termination provisions of the ESPP; (l) adjustments to reflect stock dividends, stock splits, reverse stock splits, share combinations or other alterations of the capital stock of the Corporation; and (m) any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Shareholder approval will be required for the following types of amendments of the ESPP: (a) amendments to the number of Common Shares issuable under the ESPP, including an increase to the fixed maximum number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage; and (b) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

Termination and Change of Control Benefits

The following table describes, as at February 28, 2011, the entitlements (other than option entitlements) which would be received by each Named Executive Officer if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause, retirement, or upon the occurrence of a change of control resulting in either a termination of employment or resignation for good reason as set out in the respective employment agreement.

Name of Executive Officer	Resignation	Termination with Just Cause	Termination without Just Cause	Retirement	Change of Control

Peter Allen	90 days notice required(1)	Nil	2 years salary, benefits & eligible bonus	Nil	Nil

Russell Frederick	14 days notice required(2)	Nil	1 year salary, benefits & eligible bonus	Nil	Nil

Brian McCormack	45 days notice required(3)	Nil	1 year salary & benefits(5)	Nil	Nil

Erik Boch	30 days notice required(4)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

Alan Solheim	14 days notice required(2)	Nil	6 months salary, benefits & eligible bonus	Nil	Nil

(1)
Upon a voluntary resignation, the Corporation may decide to pay out the 90 day notice period in lieu of having a 90 day period of working notice.

(2)
Upon a voluntary resignation, the Corporation may decide to pay out the 14 day notice period in lieu of having a 14 day period of working notice.

(3)
Upon a voluntary resignation, the Corporation may decide to pay out the 45 day notice period in lieu of having a 45 day period of working notice.

(4)
Upon a voluntary resignation, the Corporation may decide to pay out the 30 day notice period in lieu of having a 30 day period of working notice.

(5)
Mr. McCormack's entitlements are subject to a 50% clawback by the Corporation should he find alternative employment or commence work as an independent contractor during the first year following his termination without just cause.

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The following table describes, as at February 28, 2011, option entitlements which would be received by each Named Executive Officer if the executive is terminated by reason of voluntary resignation, termination with just cause, termination without just cause or retirement or upon the occurrence of a change of control resulting in a termination of employment or resignation for good reason as set out in the respective employment agreement.

Name of Executive Officer	Resignation	Termination with Just Cause	Termination without Just Cause	Retirement	Change in Control

Peter Allen	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Russell Frederick	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Brian McCormack	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Erik Boch	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	18 months of forward vesting and vested options expire in accordance with their original term	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Alan Solheim	30 days post-service exercise period for unexercised options	Immediate cancellation of all options	30 days post-service exercise period for unexercised options	30 days post-service exercise period for unexercised options	Immediate vesting of all outstanding options

Note: Options are not affected by a change of employment or office or consulting arrangement within or among the Corporation or a Related Entity for so long as the Named Executive continues to be a consultant, officer, director or employee of the Corporation or a Related Entity.

Director Compensation

Information with respect to the compensation of the Corporation's directors is set forth above under "Compensation of Directors".

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May 13, 2011

 SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth certain information with respect to the Stock Option Plan and the ESPP as at February 28, 2011:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)

(a) Stock Option Plan	2,114,906	$5.53 CAD	3,542,189

(b) Employee Share Purchase Plan	45,639	$6.36 CAD	454,361

Equity compensation plans approved by security holders(1)	2,160,545	$5.55 CAD	3,996,550

Equity compensation plans not approved by security holders	N/A	N/A	N/A

(1)
The only equity compensation plans currently approved by security holders as of the date of this Circular are the Stock Option Plan and the ESPP.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation and its Board are committed to exercising effective corporate governance in the conduct of the Corporation's business and the Board's affairs. National Instrument 58-101 — Disclosure of Corporate Governance Practices (the "National Instrument") promulgated by the applicable Canadian securities regulatory authorities requires reporting issuers to disclose their approach to corporate governance and relate their corporate governance practices to specific guidelines. The National Instrument serves as the reference point for this Statement of Corporate Governance Practices.

Overview

The Board is responsible for managing the business and affairs of the Corporation. It is the Board's belief that good corporate governance improves corporate performance and benefits all shareholders.

Board of Directors

The Board is currently comprised of seven directors. Directors of the Corporation are elected annually by the shareholders. The composition of the Board provides a mix of skills and experience to guide the strategy and operations of the Corporation. If all of the director nominees of management are elected at the Meeting, the Board will be comprised of seven directors.

The Board has concluded that five of the seven current directors (namely, Gerry Spencer, Jean-Paul Cossart, Claude Haw, Thomas Manley and Terence Matthews) are "independent" within the meaning of the National Instrument and NASDAQ rules. The definitions of "independence" in the National Instrument and NASDAQ rules generally focus on whether a director, directly or indirectly, has a material relationship with an issuer that could reasonably be expected to interfere with the exercise of that director's independent judgment, provided that employees and certain other categories of individuals are considered to have material relationships with an issuer.

The Board determines, on an annual basis, whether Board members are "independent" within the meaning of the National Instrument and NASDAQ rules. On May 4, 2011, the Board undertook its annual determination of

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the independence status of each of the directors in relation to the solicitation of proxies for this Meeting. On May 6, 2010, the Board undertook its annual determination of the independence status of each of the directors. In relation to board elections in previous years, management had put Mr. Matthews forward as a non-independent nominee to the Board, principally as a consequence of his relationship with Breconridge Corporation ("Breconridge"). The Board determined that Mr. Matthews' status should be changed to "independent" on May 6, 2010, as a binding agreement was in effect to dispose of Mr. Matthews' entire interest in Breconridge to Sanmina-SCI ("Sanmina"), an arm's-length third party. In addition, the Company had substantively reduced its use of Breconridge as a result of a shift to another contractor manufacturer. Accordingly, the basis for the Board's determination that Mr. Matthews' relationship with Breconridge could not be reasonably expected to interfere with the exercise of Mr. Matthews' independent judgment was that, as of the date of such determination: (i) Mr. Matthews had ceased to have a material relationship with Breconridge as a result of the Sanmina acquisition and the pending divesture of his equity interest in Breconridge, and (ii) the Company had ceased to carry on material business with Breconridge as a result of the shift in the Company's manufacturing strategy to other resources. For additional information on the acquisition of Breconridge, please see "Interests of Informed Persons in Material Transactions" below.

If all of management's nominees are elected at the Meeting, the Board concluded, at its meeting held on May 4, 2011, that five of the seven directors will be "independent" within the meaning of the National Instrument and NASDAQ rules. Peter Allen and Russell Frederick are not "independent" as a result of their being executive officers of the Corporation. The Board believes that the extensive knowledge of the Corporation's business and industry brought to the Corporation by Messrs. Allen and Frederick is beneficial to the other directors and contributes to the effectiveness of the Board.

The following is a list of those directors of the Corporation who are also directors of other reporting issuers:

Director	Reporting Issuer	Exchange/Market

Terence Matthews	March Networks Corporation Bridgewater Systems Corporation CounterPath Corporation Mitel Networks Corporation TrueContext Mobile Solutions Corporation	TSX TSX TSX-V/OTC BB NASDAQ-GM TSX-V

Jean-Paul Cossart	Mitel Networks Corporation	NASDAQ-GM

Thomas Manley	Deltek, Inc.	NASDAQ-GS

At each Board meeting, the "independent" directors have the ability to hold in camera sessions without the presence of the non-independent directors and other members of the Corporation's management, a process intended to facilitate open and candid discussion among the "independent" directors. Although not regularly scheduled, the Board exercises its ability to hold such in camera sessions whenever any "independent" director(s) deems it necessary. Since March 1, 2010, the Board met in person on five occasions and conducted two formal in camera sessions and three informal in camera sessions.

Gerry Spencer, an "independent" director, serves as the Board's Chair. In addition to chairing all Board meetings, the Chair's role is to facilitate and chair discussions among the Corporation's "independent" directors, facilitate communication between the "independent" directors and the Corporation's management, and, if and when necessary, act as a spokesperson on behalf of the Board in dealing with the press and members of the public. The Chair's responsibilities and duties are described in detail in a position description developed by the Board in co-operation with the current Chair. The existence of the position of Chair is not intended in any way to inhibit discussions among the directors or between any of them and the Corporation's management. The Chair, the Nominating and Governance Committee, the Audit Committee, the Compensation Committee, the

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Disclosure Committee and the Board at large are responsible for ensuring that the Board effectively discharges its mandate.

Mandate of the Board

On February 23, 2007, the Board adopted a written mandate of directors' duties and responsibilities. A copy of the Corporation's Mandate for the Board of Directors is attached to this Circular as Schedule "A" and is also available on the Corporation's website at www.dragonwaveinc.com.

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Board Committees

The Board of Directors has established the Audit Committee, the Compensation Committee, the Nominating and Governance Committee and the Disclosure Committee to assist the Board in efficiently carrying out its responsibilities. The Board does not currently have an executive committee.

Audit Committee

The mandate, role, responsibilities and procedures of the Audit Committee are set forth in the Corporation's Audit Committee Charter. The Audit Committee is responsible for, among other things, reviewing the Corporation's financial reporting procedures, internal controls and the performance of the Corporation's external auditors. The Audit Committee is also responsible for reviewing quarterly financial statements, the annual financial statements and related press releases prior to their approval by the full Board and certain other documents required by regulatory authorities. The Audit Committee Charter addresses in detail the relationship between the Audit Committee, the Corporation's external auditors and management of the Corporation, and contemplates direct communication channels between the Audit Committee and the external auditors. The Audit Committee is empowered to retain persons having special competence as necessary to assist it in fulfilling its responsibilities. Each of the Audit Committee members must be "independent" within the meaning of the National Instrument, NASDAQ rules and Rule 10A-3 under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee is currently comprised of three "independent" directors: Thomas Manley (Committee Chair), Jean-Paul Cossart and Claude Haw, each of whom is "independent", including within the meaning of Rule 10A-3 of the Exchange Act. Each audit committee member is "financially literate" within the meaning of National Instrument 52-110 — Audit Committees ("NI 52-110") and Thomas Manley is an "audit committee financial expert", as defined by U.S. Securities and Exchange Commission rules. On December 1, 2010, Mr. Manley replaced Mr. Haw as Chair of the Audit Committee.

Additional information relating to the Audit Committee, as required pursuant to N1 52-110, may be found in the Corporation's Annual Information Form for the year ended February 28, 2011 (the "AIF") (see "Article 15 — Audit Committee" in the AIF and Schedule 15.1 to the AIF which sets forth a copy of the Audit Committee Charter). A copy of the AIF may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9, Canada. A copy of the Corporation's Audit Committee Charter is also available on the Corporation's website at www.dragonwaveinc.com.

Compensation Committee

The Compensation Committee makes recommendations to the Board on executive compensation, including the compensation of the President and Chief Executive Officer. The responsibilities of the Compensation

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Committee also include oversight of the Corporation's equity compensation plans and management succession strategy. Each of the Compensation Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules.

The Compensation Committee is currently composed of three "independent" directors: Claude Haw (Committee Chair), Gerry Spencer and Jean-Paul Cossart.

Nominating and Governance Committee

Pursuant to the Nominating and Governance Committee Charter, the mandate of the Nominating and Governance Committee is to assist the directors of the Corporation in carrying out the Board's oversight responsibility for ensuring that the strategic direction of the Corporation is reviewed annually and that the Board and each of its committees carry out their respective functions in accordance with an appropriate process. The Nominating and Governance Committee is responsible for governance issues and for identifying, recruiting, nominating, endorsing, recommending the appointment of, and orienting, new directors and committee members, as well as the ongoing training and education of existing directors. The Nominating and Governance Committee is also responsible for assessing the effectiveness of the Board as a whole, each committee of the Board, and the contribution of each individual director. At least every two years, this includes a survey of board effectiveness, which was most recently conducted and reported on to the Board in May 2011. As part of this review process, the Board also discussed and considered the constitution of the Board, including Board size, split between executive and non-executive members, diversity of directors and skills and experience relevant to the Corporation.

The Nominating and Governance Committee is responsible for annually recommending to the Board whether a director should be nominated for re-election based upon the Nominating and Governance Committee's consideration of his or her performance in office and any other factors deemed relevant. The Chairman of the Board, the Chief Executive Officer and other individual directors may also identify potential candidates as directors and the Nominating and Governance Committee or the full Board, as the case may be, may review such candidates and make appropriate recommendations.

The Nominating and Governance Committee also monitors the size and composition of the Board and its committees to ensure effective decision-making and reports to the full Board on any resulting recommendations.

The Nominating and Governance Committee also reviews the Corporation's Insider Trading Policy, Disclosure Policy and Code of Business Conduct and Ethics and is responsible for recommending changes and any action that may be required or desired to respond to any breach of any such policy or code.

Each of the Nominating and Governance Committee members must be "independent" within the meaning of the National Instrument and NASDAQ rules. The Nominating and Governance Committee is currently composed of three "independent" directors: Gerry Spencer (Committee Chair), Thomas Manley and Claude Haw.

The full Board will continue to be directly involved in corporate governance matters upon the recommendation of the Nominating and Governance Committee and where otherwise appropriate.

A copy of the Corporation's Nominating and Governance Committee Charter is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Disclosure Committee

The Corporation has adopted a written Disclosure Policy and has formed a Disclosure Committee consisting of members of senior management (namely, Peter Allen and Russell Frederick) in order to oversee the Corporation's disclosure practices and generally regulate the manner in which the Corporation and its directors,

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officers, employees and other representatives interact with shareholders and other stakeholders, analysts and the public. The Corporation's Disclosure Policy has been established in accordance with relevant disclosure requirements set out in applicable Canadian securities legislation. The Disclosure Committee was formed on February 23, 2007 and meets periodically on an as-needed basis throughout the year.

A copy of the Corporation's Disclosure Committee Charter and Disclosure Policy is available on the Corporation's website at www.dragonwaveinc.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

Position Descriptions

The Board has adopted written position descriptions for the Chair of the Board and the chairs of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. The Board and the Chief Executive Officer have jointly developed and adopted a written position description for the Chief Executive Officer.

Orientation and Continuing Education

Pursuant to the Corporation's Nominating and Governance Committee Charter, the Nominating and Governance Committee monitors and recommends training and development programs for the Board and individual directors. The Corporation encourages its directors to pursue continuing education relating to their positions as members of the Board. From time to time, management arranges for the Corporation's external advisors to provide materials to, or meet with, the Board in order to address continuing education topics such as governance and continuous disclosure obligations. The meetings in which new directors participate (including the annual review sessions of strategic plans and budgets), as well as informal discussions with other directors and the Corporation's senior management, also permit new directors to rapidly familiarize themselves with the Corporation's operations and history.

Ethical Business Conduct

The Corporation is committed to a culture of honesty, integrity and accountability and strives to operate its business in accordance with the highest ethical standards and applicable laws, rules and regulations. In furtherance of the foregoing, the Corporation has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") which governs the behaviour of its directors, officers and employees. The Code of Conduct provides that all directors, officers and employees must avoid any situation that constitutes a conflict of interest or the appearance of a conflict of interest with the Corporation.

As required by the CBCA, directors formally disclose to the Board any material transactions or arrangements in which the director has an interest, and interested directors refrain from voting on such transaction or agreement.

The full Board is responsible for monitoring compliance with the Code of Conduct, for regularly assessing its adequacy, for interpreting the Code of Conduct in any particular situation and for approving any changes to the Code of Conduct from time to time. The Code of Conduct provides that all directors, officers and employees of the Corporation are required to immediately report any violation of the Code of Conduct or any applicable law, rule or regulation to the Audit Committee in accordance with the Corporation's Whistleblower Policy. A copy of the Code of Conduct is available on SEDAR at www.sedar.com, or the Corporation's web-site at www.dragonwaveinc.com, and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario, K2K 3C9.

The Corporation has also adopted an Insider Trading Policy which governs the conduct of directors, officers, employees and other insiders of the Corporation with respect to the trading of the Corporation's securities, particularly when in possession of material information concerning the Corporation and its affairs that has not

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been generally disclosed to the public. Among other matters, the Insider Trading Policy sets out prohibited trading activities, establishes guidelines for identifying insiders of the Corporation and describes reporting requirements applicable to insiders.

Compensation

The Board, acting on the recommendations of the Compensation Committee which is composed entirely of "independent" directors, reviews the adequacy of management's and the directors' compensation, as determined based on reviews of the competitive marketplace, to ensure that such compensation is current and reflective of the roles of each director. Additional disclosure relating to compensation matters is found above under "Information on Executive Compensation" and "Board Committees — Compensation Committee".

Assessment

In general, since the directors work closely as a group throughout the year, the Chair, the full Board and each committee thereof are able to continuously assess whether each director is contributing towards the fulfilment of the Mandate for the Board and otherwise performing his duties at the highest level. As noted above, in May 2011 the Nominating and Governance Committee also administered a Board effectiveness survey which was presented to the Board in May 2011.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No person or company, for which the Corporation is required under National Instrument 51-102 — Continuous Disclosure Obligations to disclose such information, has any material interest, direct or indirect, in any transaction completed in the three most recently completed financial years or the current financial year that has materially affected, or is reasonably expected to materially affect, the Corporation. The following items are not material to the Corporation and are only disclosed in the interest of providing full information about the Corporation.

BreconRidge Corporation

On November 4, 2005, the Corporation entered into a supply agreement (the "Supply Agreement") with BreconRidge Corporation ("BreconRidge"). Mr. Matthews resigned as a director of Breconridge on November 15, 2007. During the Corporation's fiscal year ended February 28, 2010, Mr. Matthews held a maximum of 21.2% of the shares of Breconridge. On April 28, 2010, Breconridge and Sanmina-SCI ("Sanmina") jointly announced in a news release that Breconridge had entered into a definitive agreement to be acquired by Sanmina. The acquisition subsequently closed on May 28, 2010. Mr. Matthews has confirmed that as a result of the Sanmina acquisition he no longer has any ownership interest in Breconridge or Sanmina.

Pursuant to the Supply Agreement, BreconRidge (and now Sanmina) agreed to provide the Corporation with production and pre-production products and related services which include prototype development and manufacturing, pre-production and production product manufacturing for materials by way of purchase orders and forecasts from the Corporation. The Corporation negotiated the terms of the Supply Agreement on an arm's-length basis and we believe that the terms reflect market terms and payment provisions. The Corporation has no minimum purchase commitments pursuant to the Supply Agreement. Upon our request, Sanmina provides the Corporation with price quotations for pre-production and production products and services. If such quotation is acceptable to the Corporation, it then issues purchase orders to Sanmina based on the pricing set forth in the quotation. The Supply Agreement provides that, so long as the Corporation has established approved credit terms with Sanmina, purchase orders submitted by the Corporation are paid within 30 days from the date of invoice. The term of the Supply Agreement is continuous until termination. Either the Corporation or Sanmina may terminate the Supply Agreement on 30 days notice.

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May 13, 2011

Kanata Research Park Corporation

Our principal office at 411 Legget Drive, Ottawa, Ontario is leased by us from Kanata Research Park Corporation ("KRPC") pursuant to a lease dated February 14, 2000, as most recently amended on November 29, 2010. The term of this lease expires on November 30, 2011. We currently lease approximately 33,286 square feet of rentable space. Aggregate lease payments (base rent and all other rent and charges) are approximately $809,086 per annum.

We also lease a warehouse facility at 362 Terry Fox Drive, Ottawa, Ontario, from KRPC pursuant to a lease dated August 30, 2006, as most recently amended on November 29, 2010. The term of this lease expires on October 31, 2011. These premises consist of approximately 20,734 square feet of rentable space. Aggregate annual lease payments (base rent and all other rent and charges) are approximately $467,571.

Additional warehouse space (12,150 square feet) located at 349 Terry Fox Drive, has been leased from KRPC on a six-month lease effective February 1, 2008 and month-to-month thereafter. Total rent payments for the current year are estimated at $125,084.

We believe that the terms of our leases reflect fair market terms and payment provisions at the times that the leases were negotiated. KRPC is a corporation indirectly owned by Terence Matthews, one of our directors.

NORMAL COURSE ISSUER BID

On April 9, 2010, the Board announced that the Toronto Stock Exchange (the "TSX") had accepted notice of the Corporation's intention to make a normal course issuer bid (the "NCIB") whereby the Corporation was permitted to acquire up to a maximum of 3,508,121 Common Shares, representing approximately 10% of the Corporation's public float as at March 31, 2010. The NCIB, which was made by way of open market purchases, was effective between April 13, 2010 and April 12, 2011. Daily purchases over the facilities of the NASDAQ were limited to 25% of the average daily trading volume of the Common Shares on NASDAQ other than pursuant to block purchase exemptions. Daily purchases over the facilities of the TSX were limited to 25% of the average trading volume of the Common Shares on the TSX other than pursuant to block purchase exemptions. Except in the case of an exempt purchase, the prices that the Corporation paid for the Common Shares was the market price of the Common Shares at the time of acquisition.

In addition, the Corporation entered into an automatic share purchase plan with Canaccord Capital Corporation ("Canaccord") to facilitate acquisitions of its Common Shares pursuant to the NCIB. Pursuant to the automatic share purchase plan, Canaccord could acquire Common Shares pursuant to the NCIB at times when the Corporation would ordinarily not have been permitted to due to self imposed blackout periods. Purchases were made by Canaccord based upon the parameters prescribed by the TSX, applicable securities legislation and the terms of the parties' written agreement.

During the period from April 13, 2010 to April 12, 2011, the Corporation acquired 1,865,549 common shares pursuant to the NCIB at prevailing market prices. These shares were purchased for cancellation at an aggregate cost of US$10,738,000. The Corporation did not acquire any Common Shares pursuant to the NCIB subsequent to its fiscal quarter ended November 30, 2010.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than February 12, 2012 to be considered for inclusion in next year's Management Proxy Circular for the purposes of the Corporation's next annual meeting of shareholders.

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 ADDITIONAL INFORMATION

Financial information regarding the Corporation may be found in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the year ended February 28, 2011. Additional information regarding the Corporation may be found in the Corporation's AIF for the year ended February 28, 2011. Copies of the AIF, this Circular (together with collateral material for the Meeting) and the Corporation's financial statements and management's discussion and analysis for the year ended February 28, 2011, may be found on SEDAR at www.sedar.com and otherwise may be obtained free of charge upon request from Investor Relations at the Corporation's head office located at 411 Legget Drive, Suite 600, Ottawa, Ontario K2K 3C9.

Additional information relating to the Corporation may also be found on SEDAR at www.sedar.com and at the Corporation's website at www.dragonwaveinc.com.

 APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular and the sending thereof to each holder of Common Shares entitled to receive notice of and vote at the Meeting, to each director of the Corporation, to the auditor of the Corporation and to the appropriate governmental agencies have been approved by the directors of the Corporation.

DATED at Ottawa, Ontario, this 13th day of May, 2011.

Russell Frederick
Vice President, Chief Financial Officer and Secretary

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 SCHEDULE "A"

MANDATE FOR THE DIRECTORS OF
DRAGONWAVE INC.

1.     Purpose

The primary function of the directors (individually a "Director" and collectively the "Board") of DragonWave Inc. (the "Corporation") is to supervise the management of the business and affairs of the Corporation. Management is responsible for the day-to-day conduct of the business of the Corporation. The fundamental objectives of the Board are to enhance and preserve long-term shareholder value and to ensure that the Corporation conducts business in an ethical and safe manner. In performing its functions, the Board should consider the legitimate interests that stakeholders, such as employees, customers and communities, may have in the Corporation. In carrying out its stewardship responsibility, the Board, through the Chief Executive Officer (the "CEO"), should set the standards of conduct for the Corporation.

2.     Procedure and Organization

The Board operates by delegating certain responsibilities and duties set out below to management or committees of the Board and by reserving certain responsibilities and duties for the Board. The Board retains the responsibility for managing its affairs, including selecting its chairman and constituting committees of the Board. The chairman of the Board and a majority of the members of the Board shall be independent within the meaning of National Instrument 58-101 (Disclosure of Corporate Governance Practices) and the rules of any stock exchange or market on which the Corporation's shares are listed or posted for trading (collectively, "Applicable Governance Rules"). In this Mandate, the term "independent" includes the meanings given to similar terms by Applicable Governance Rules, including the terms "non-executive", "outside" and "unrelated" to the extent such terms are applicable under Applicable Governance Rules. The Board shall assess, on an annual basis, the adequacy of this Mandate.

3.     Responsibilities and Duties

The principal responsibilities and duties of the Board fall into a number of categories which are summarized below.

(a)
Legal Requirements

(i)
The Board has the overall responsibility to ensure that applicable legal requirements are complied with and documents and records have been properly prepared, approved and maintained.

(ii)
The Board has the statutory responsibility to, among other things:

A.
manage, or supervise the management of, the business and affairs of the Corporation;

B.
act honestly and in good faith with a view to the best interests of the Corporation;

C.
declare conflicts of interest, real or perceived;

D.
exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances; and

E.
act in accordance with the obligations contained in the Canada Business Corporations Act (the "CBCA"), the regulations thereunder, the articles and by-laws of the Corporation, applicable securities laws and policies, applicable stock exchange rules, and other applicable legislation and regulations.

(iii)
The Board has the statutory responsibility for considering the following matters as a Board which in law may not be delegated to management or to a committee of the Board:

A.
any submission to the shareholders of any question or matter requiring the approval of the shareholders;

B.
the filling of a vacancy among the directors or in the office of auditor and the appointment or removal of any of the chief executive officer, the chairman of the Board or the president of the Corporation;

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    C.
    the issue of securities except as authorized by the Board;

    D.
    the declaration of dividends;

    E.
    the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

    F.
    the payment of a commission to any person in consideration of the person purchasing or agreeing to purchase shares of the Corporation from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares except as authorized by the Board;

    G.
    the approval of a management proxy circular;

    H.
    the approval of a take-over bid circular, directors' circular or issuer bid circular;

    I.
    the approval of an amalgamation of the Corporation;

    J.
    the approval of an amendment to the articles of the Corporation;

    K.
    the approval of annual financial statements of the Corporation; and

    L.
    the adoption, amendment or repeal of any by-law of the Corporation.

In addition to those matters which at law cannot be delegated, the Board must consider and approve all major decisions affecting the Corporation, including all material acquisitions and dispositions, material capital expenditures, material debt financings, issue of shares and granting of options.

(b)
Strategy Development

The Board has the responsibility to ensure that there are long-term goals and a strategic planning process in place for the Corporation and to participate with management directly or through committees in developing and approving the strategy by which the Corporation proposes to achieve these goals (taking into account, among other things, the opportunities and risks of the business of the Corporation).

(c)
Risk Management

The Board has the responsibility to safeguard the assets and business of the Corporation, identify and understand the principal risks of the business of the Corporation and to ensure that there are appropriate systems in place which effectively monitor and manage those risks with a view to the long-term viability of the Corporation.

(d)
Appointment, Training and Monitoring Senior Management

The Board has the responsibility to:

  (i)
  appoint the CEO, and together with the CEO, to develop a position description for the CEO;

  (ii)
  with the advice of the compensation committee of the Board (the "Compensation Committee"), develop corporate goals and objectives that the CEO is responsible for meeting and to monitor and assess the performance of the CEO in light of those corporate goals and objectives and to determine the compensation of the CEO;

  (iii)
  provide advice and counsel to the CEO in the execution of the duties of the CEO;

  (iv)
  develop, to the extent considered appropriate, position descriptions for the chairman of the Board and the chairman of each committee of the Board;

  (v)
  approve the appointment of all corporate officers;

  (vi)
  consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee and the CEO, the remuneration of all corporate officers;

  (vii)
  consider, and if considered appropriate, approve, upon the recommendation of the Compensation Committee, incentive-compensation plans and equity-based plans of the Corporation; and

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  (viii)
  ensure that adequate provision has been made to train and develop management and members of the Board and for the orderly succession of management, including the CEO.

(e)
Ensuring Integrity of Management

The Board has the responsibility, to the extent considered appropriate, to satisfy itself as to the integrity of the CEO and other officers of the Corporation and to ensure that the CEO and such other officers are creating a culture of integrity throughout the Corporation.

(f)
Policies, Procedures and Compliance

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  ensuring that the Corporation operates at all times within applicable laws and regulations and to appropriate ethical and moral standards;

  (ii)
  approving and monitoring compliance with significant policies and procedures by which the business of the Corporation is conducted;

  (iii)
  ensuring that the Corporation sets appropriate environmental standards for its operations and operates in material compliance with environmental laws and legislation;

  (iv)
  ensuring that the Corporation has a high regard for the health and safety of its employees in the workplace and has in place appropriate programs and policies relating thereto;

  (v)
  developing the approach of the Corporation to corporate governance, including to the extent appropriate developing a set of governance principles and guidelines that are specifically applicable to the Corporation; and

  (vi)
  examining the corporate governance practices within the Corporation and altering such practices when circumstances warrant.

(g)
Reporting and Communication

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  ensuring that the Corporation has in place policies and programs to enable the Corporation to communicate effectively with management, shareholders, other stakeholders and the public generally;

  (ii)
  ensuring that the financial results of the Corporation are adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

  (iii)
  ensuring that the financial results are reported fairly and in accordance with applicable generally accepted accounting standards;

  (iv)
  ensuring the timely and accurate reporting of any developments that could have a significant and material impact on the value of the Corporation; and

  (v)
  reporting annually to the shareholders of the Corporation on the affairs of the Corporation for the preceding year.

(h)
Monitoring and Acting

The Board is responsible for the oversight and review of the following matters and may rely on management of the Corporation to the extent appropriate in connection with addressing such matters:

  (i)
  monitoring the Corporation's progress in achieving its goals and objectives and revise and, through management, altering the direction of the Corporation in response to changing circumstances;

  (ii)
  considering taking action when performance falls short of the goals and objectives of the Corporation or when other special circumstances warrant;

  (iii)
  reviewing and approving material transactions involving the Corporation;

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  (iv)
  ensuring that the Corporation has implemented adequate internal control and management information systems;

  (v)
  assessing the individual performance of each Director and the collective performance of the Board; and

  (vi)
  overseeing the size and composition of the Board as a whole to facilitate more effective decision-making by the Corporation.

4.     Board's Expectations of Management

The Board expects each member of management to perform such duties, as may be reasonably assigned by the Board from time to time, faithfully, diligently, to the best of his or her ability and in the best interests of the Corporation. Each member of management is expected to devote substantially all of his or her business time and efforts to the performance of such duties. Management is expected to act in compliance with and to ensure that the Corporation is in compliance with all laws, rules and regulations applicable to the Corporation.

5.     Responsibilities and Expectations of Directors

The responsibilities and expectations of each Director are as follows:

(a)
Commitment and Attendance

All Directors should make every effort to attend all meetings of the Board and meetings of committees of which they are members. Members may attend by telephone.

(b)
Participation in Meetings

Each Director should be sufficiently familiar with the business of the Corporation, including its financial position and capital structure and the risks and competition it faces, to actively and effectively participate in the deliberations of the Board and of each committee on which he or she is a member. Upon request, management should make appropriate personnel available to answer any questions a Director may have about any aspect of the business of the Corporation. Directors should also review the materials provided by management and the Corporation's advisors in advance of meetings of the Board and committees and should arrive prepared to discuss the matters presented.

(c)
Code of Business Conduct and Ethics

The Corporation has adopted a Code of Business Conduct and Ethics to deal with the business conduct of Directors and officers of the Corporation. Directors should be familiar with the provisions of the Code of Business Conduct and Ethics.

(d)
Other Directorships

The Corporation values the experience Directors bring from other boards on which they serve, but recognizes that those boards may also present demands on a Director's time and availability, and may also present conflicts issues. Directors should consider advise the chairman of the Nominating and Governance Committee before accepting any new membership on other boards of directors or any other affiliation with other businesses or governmental bodies which involve a significant commitment by the Director.

(e)
Contact with Management

All Directors may contact the CEO at any time to discuss any aspect of the business of the Corporation. Directors also have complete access to other members of management. The Board expects that there will be frequent opportunities for Directors to meet with the CEO and other members of management in Board and committee meetings and in other formal or informal settings.

(f)
Confidentiality

The proceedings and deliberations of the Board and its committees are, and shall remain, confidential. Each Director should maintain the confidentiality of information received in connection with his or her services as a director of the Corporation.

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(g)
Evaluating Board Performance

The Board, in conjunction with the Nominating and Governance Committee, and each of the committees of the Board should conduct a self-evaluation at least annually to assess their effectiveness. In addition, the Nominating and Governance Committee should periodically consider the mix of skills and experience that Directors bring to the Board and assess, on an ongoing basis, whether the Board has the necessary composition to perform its oversight function effectively.

6.     Qualifications and Directors' Orientation

Directors should have the highest personal and professional ethics and values and be committed to advancing the interests of the Corporation. They should possess skills and competencies in areas that are relevant to the business of the Corporation. The CEO is responsible for the provision of an orientation and education program for new Directors.

7.     Meetings

The Board should meet on at least a quarterly basis and should hold additional meetings as required or appropriate to consider other matters. In addition, the Board should meet as it considers appropriate to consider strategic planning for the Corporation. Financial and other appropriate information should be made available to the Directors in advance of Board meetings. Attendance at each meeting of the Board should be recorded. Management may be asked to participate in any meeting of the Board, provided that the CEO must not be present during deliberations or voting regarding his or her compensation.

Independent directors should meet separately from non-independent directors and management at least twice per year in conjunction with regularly scheduled Board meetings, and at such other times as the independent directors consider appropriate to ensure that the Board functions in an independent manner.

8.     Committees

The Board has established an Audit Committee, a Compensation Committee, a Nominating and Governance Committee and a Disclosure Committee to assist the Board in discharging its responsibilities. Special committees of the Board may be established from time to time to assist the Board in connection with specific matters. The chairman of each committee should report to the Board following meetings of the committee. The charter of each standing committee should be reviewed annually by the Board.

9.     Evaluation

Each Director will be subject to an annual evaluation of his or her individual performance. The collective performance of the Board and of each committee of the Board will also be subject to annual review. Directors should be encouraged to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

10.   Resources

The Board has the authority to retain independent legal, accounting and other consultants. The Board may request any officer or employee of the Corporation or outside counsel or the external/internal auditors to attend a meeting of the Board or to meet with any member of, or consultant to, the Board.

Directors are permitted to engage an outside legal or other adviser at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement shall be subject to the prior approval of the Nominating and Governance Committee.

Approved by the Directors on February 23, 2007 and revised and effective as of October 20, 2009

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QuickLinks

  Exhibit 99.1
DragonWave Inc. Management Proxy Circular May 13, 2011
MANAGEMENT PROXY CIRCULAR
QUESTIONS AND ANSWERS ABOUT THE MEETING
VOTING SHARES AND PRINCIPAL SHAREHOLDERS
FINANCIAL STATEMENTS
DragonWave Inc. Management Proxy Circular May 13, 2011
ELECTION OF DIRECTORS
DragonWave Inc. Management Proxy Circular May 13, 2011
REAPPOINTMENT OF INDEPENDENT AUDITORS
COMPENSATION OF DIRECTORS
DIRECTORS' AND OFFICERS' INSURANCE AND INDEMNIFICATION
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
INFORMATION ON EXECUTIVE COMPENSATION
DragonWave Inc. Management Proxy Circular May 13, 2011
DragonWave Inc. Management Proxy Circular May 13, 2011
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
NORMAL COURSE ISSUER BID
SHAREHOLDER PROPOSALS
ADDITIONAL INFORMATION
APPROVAL OF BOARD OF DIRECTORS
SCHEDULE "A" MANDATE FOR THE DIRECTORS OF DRAGONWAVE INC.